(“Great Basin” or the “Company”)

ANNUAL INFORMATION FORM
for the year ended December 31, 2007

This Annual Information Form (“AIF”) is as of March 31, 2008

ITEM 1. TABLE OF CONTENTS

– 3 –	Annual Information Form and Form 40-F

ITEM 2.        PRELIMINARY NOTES

              This AIF includes certain statements that may be deemed "forward-looking statements" and forward looking information. This AIF will be the basis of certain United States securities filings. Accordingly we advise that these forward-looking statements constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this AIF, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward- looking statements or information. Although the Company believes the expectations expressed in such forward- looking statements or information are based on reasonable assumptions, such statements or information are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements or information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market, business, or governmental conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements or information.

Incorporation of Continuous Disclosure Documents by Reference

            In this Annual Information Form (“AIF”), the “Company”, “we”, “us”, “GBG” or “Great Basin” refers to Great Basin Gold Ltd. and all its subsidiaries together unless the context otherwise clearly requires.

            See also our audited consolidated financial statements for Great Basin for the fiscal years ended December 31, 2007, and 2006 together with the auditor’s report thereon, interim consolidated financial statements, proxy circulars, news releases and other continuous disclosure documents. These documents are available for review on the SEDAR website located at www.sedar.com. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles.

            The forgoing documents have been filed publicly by Great Basin, copies of which are available on request from the offices of Great Basin or on the SEDAR web site indicated above.

Currency and Metric Equivalents

              All currency amounts in this AIF are stated in Canadian dollars unless otherwise indicated.

              Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units

hectares	2.471	= acres

metres	3.281	= feet

kilometres	0.621	= miles (5,280 feet)

grams	0.032	= troy ounces

tonnes	1.102	= short tons (2,000 lbs)

grams/tonne	0.029	= troy ounces/ton

– 4–	Annual Information Form and Form 40-F

            Currency conversions used herein are based on December 31, 2007, published by the Bank of Canada as follows: $1 US = $0.9913 Cdn.

            The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

		Year Ended December 31
	2007	2006	2005
Rate at end of period	1.0088	0.8581	0.8577
Average rate for period	0.9311	0.8816	0.8255
High for period	1.0905	0.9099	0.8690
Low for period	0.8437	0.8528	0.7872

            The following table sets forth (i) the rate of exchange for the South African Rand, or ZAR, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, as reported by the Bank of Canada.

		Year Ended December 31
	2007	2006	2005
Rate at end of period	0.1457	0.1419	0.1577
Average rate for period	0.1420	0.1477	0.1571
High for period	0.1551	0.1670	0.1766
Low for period	0.1332	0.1260	0.1445

            The following table sets forth (i) the rate of exchange for the South African Rand, expressed in Canadian dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, as reported by the Bank of Canada.

		Year Ended December 31
	2007	2006	2005
Rate at end of period	0.1440	0.1653	0.1839
Average rate for period	0.1522	0.1689	0.1907
High for period	0.1692	0.1945	0.2133
Low for period	0.1415	0.1422	0.1747

– 5–	Annual Information Form and Form 40-F

GLOSSARY

In this Annual Information Form (“AIF”) the following terms have the meanings set forth herein:

AMEX	American Stock Exchange, one of the three stock exchanges on which our common shares are listed.

BEE	Black Economic Empowerment, a reference to South African legislative initiatives designed to help redress past injustices to historically disadvantaged persons.

cmg/t	means centimetre grams per tonne.

Epithermal Deposit	A type of deposit formed at low temperature (50-200[o]C), usually within one kilometre of the earth’s surface, often as structurally controlled veins.

g/t	means grams per ton.

HDB	means Hollister Development Block, a portion of the Hollister property in Nevada.

HVC	means Hecla Ventures Corp. The Company purchased HVC’s 50% earn-in right into the HDB in 2007.

I-Drift	an access tunnel which follows along the vein.

JSE	Johannesburg Securities Exchange Limited, one of the three stock exchanges on which our common shares are listed.

Mineral Symbols	Mineral symbols which may be used herein are:
Au – Gold; Cu – Copper; Pb – Lead; Ag – Silver; Zn – Zinc; Mo – Molybdenum; Sb – Antimony; Se – Selenium; As – Arsenic; Hg – Mercury.

NI 43-101	means National Instrument 43-101, the national securities law instrument in Canada respecting standards of disclosure for mineral projects.

oz/ton	means troy ounces per ton

Paleoplacer or Witwatersrand Gold Deposit

An ancient surficial deposit that was formed by mechanical concentration of heavy mineral particles, such as gold, from weathered debris which has since been covered by younger rocks and is no longer visible on surface. The Witwatersrand Basin in South Africa hosts the most well known examples of this type of gold deposit.

Porphyry Deposit

An igneous rock containing conspicuous crystals or phenocrysts in a fine-grained groundmass; also a type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Sulphide	A compound of sulphur with another element, typically a metallic element or compound.

TSX	Toronto Stock Exchange, one of the three stock exchanges on which our common shares are listed.

– 6–	Annual Information Form and Form 40-F

Resource Category (Classification) Definitions

            The discussion of mineral deposit classifications in this AIF adheres to the resource/reserve definitions and classification criteria developed by the Canadian Institute of Mining and Metallurgy in 2005. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (economic viability not established) and ore “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

            A “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

            An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

            An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

            A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

            A “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

            A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. The US Securities and Exchange Commission require permits in hand or imminent to classify mineralized material as reserves.

            A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that

– 7–	Annual Information Form and Form 40-F

economic extraction is justified. The US Securities and Exchange Commission require permits in hand or imminent to classify mineralized material as reserves.

Cautionary Note to Investors concerning estimates of Measured and Indicated Resources

This Annual Report uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors concerning estimates of Inferred Resources

This Annual Report uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

ITEM 3.        CORPORATE STRUCTURE

Overview

            We were incorporated under the name Sentinel Resources Ltd. on March 19, 1986 under the laws of the province of British Columbia, Canada. From that date through 1997 we underwent various mergers and acquisitions and became “Great Basin Gold Ltd.” with our final merger on December 31, 1997. We continue to be governed by the laws of British Columbia. Our registered office is located at Suite 1500-1055 West Georgia, Vancouver, British Columbia, V6E 4N6, and our operational head office is located at 138 West Street, Sandton, 2146, South Africa.

            We operate directly and through our subsidiaries as follows:

Name of Subsidiary	Jurisdiction of Incorporation	Ownership Interest
Great Basin Gold Inc.	Nevada, USA	100%
Rodeo Creek Gold Inc.	Nevada, USA	100% (held through Great Basin Gold Inc.)
Antler Peak Gold Inc.	Nevada, USA	100% (held through Great Basin Gold Inc.)
Ganes Creek Ventures Corp.	Alaska, USA	100% (held through Great Basin Gold Inc.)
Hollister Ventures Corp.	Nevada, USA	100% (held through Rodeo Creek Gold Inc.)
Touchstone Resources Company	Nevada, USA	Inactive, 100% (held through Rodeo Creek Gold Inc.)

– 8–	Annual Information Form and Form 40-F

N5C Resources Inc.	Cayman Islands	100%
N6C Resources Inc.	Cayman Islands	100% (held through N5C Resources Inc.)
Southgold Exploration (Proprietary) Limited	South Africa	100%, (held through N6C Resources Inc.)
Great Basin Gold RSA (Proprietary) Limited	South Africa	100% (held through N6C Resources Inc.)

ITEM 4.        GENERAL DEVELOPMENT OF THE BUSINESS

            Great Basin is in the business of acquiring interests in, and exploring and developing precious metals deposits. For the past four years Great Basin has focused on two advanced stage gold projects, the Hollister Property on the Carlin Trend in Nevada, USA, where underground exploration and development has been underway on a portion of the property called the Hollister Development Block (“HDB”) and also at the Burnstone Project in the Witwatersrand goldfield in South Africa. Feasibility studies have been completed on both projects, and they are in the underground access and pre-development phase. Copies of the feasibility studies, as well as an optimization feasibility study on the Burnstone Project completed in 2007, are available at www.sedar.com.

            Historically, Great Basin has had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs. The Company started generating limited revenue from metallurgical bulk samples from the HDB on the Hollister Property that were shipped and treated at local toll

– 9–	Annual Information Form and Form 40-F

milling facilities in 2007. We expect to begin bulk sampling at the HDB in the second fiscal quarter of 2008 with a view to extracting up to 80,000 ounces of gold from up to 120,000 tons of ore.

Hollister Property, Nevada and its Hollister Development Block (HDB)

            The Hollister Property is located approximately 80 km (50 mi) from Elko Nevada, USA. The property lies in an area of arid, high desert. There is good access to the property via an 11 mile, all-weather road that was constructed in the early 1990’s for the gold mining operation at Hollister. The road spurs to the south off the Midas-Tuscarora Road, Nevada State Route 18, east of the town of Midas. Infrastructure is good with a number of mines within 15 miles of the project site, and communities such as Elko and Battle Mountain that provide air and rail transport as well as skilled personnel and other services to the operations. A major power line is located just off the property and a substation 5 miles away. Gold and silver mineralization occurs in multiple, steeply dipping vein systems on the property. Vein systems within the HDB are the best explored and host the current mineral resources and reserves.

            Pursuant to Earn-In and Joint Operating Agreements entered into in August 2002 between Great Basin and Hecla Mining Company, Hecla could vest in a 50% working interest in the HDB. On February 21, 2007, the Company announced that it would purchase Hecla’s interest in the HDB which was held by Hecla’s subsidiary, Hecla Ventures Corporation (HVC), which was concluded on April 19, 2007. An initial feasibility study on the HDB was completed in July 2007. Permitting and pre-development work was initiated as well as additional underground drilling at the HDB and surface drilling on areas of the property outside of the HDB.

            Additional information on the mineral resources, mineral reserves and feasibility study results for the HDB to July 2007 is available in Item 5 Description of Business, below. Information on other activities on the Hollister property to December 31 2007 is also included.

            The federal government of the United States and the state government of Nevada have jurisdiction over mining activities and communities, habitat users and other interests that may be affected by mining. In particular, the Bureau of Land Management has jurisdiction over the land on which the Hollister Property is located.

Burnstone Project, Mpumalanga Province, South Africa

            The Burnstone Project is located approximately 80 km (50 mi) southeast of Johannesburg, near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines. Gold occurs within the Kimberley Reef, a gold-bearing conglomerate unit that is one of four main gold-bearing horizons in the Witwatersrand Basin. The Burnstone deposit is subdivided into at least four areas, Areas 1 and 2 are the most advanced and are now included in the mine plan. Other areas are the focus of ongoing exploration drilling.

            Pre-development work has been underway at Burnstone since an initial feasibility study was completed in 2006. This work includes excavation of an access decline to take a bulk sample and for later development of Area 1 of the Burnstone deposit. To December 31 2007, the decline had advanced 1,283.2 m, which is 55% of its planned length. An optimisation of the May 2006 feasibility study was completed in 2007, based on increased resources outlined from drilling in 2006 and 2007. The mine plan was revised to include provisions for access and other development in Area 2 of the Burnstone deposit.

            Other than as described below, prospecting rights to 100% of the gold ounces in the mineral reserve categories and approximately 94% of the additional measured and indicated mineral resource categories of the area covered by the Burnstone Project have been granted to our South African subsidiary Southgold Exploration (Pty) Ltd. (“Southgold”). The remaining 6% of the measured and indicated mineral resources of the Burnstone Project are held Puma Gold (Pty) Ltd. (“Puma”), who also holds the title to the properties these mineral rights relate to. Puma has optioned these farms’ (known as Doornhoek 577 IR) and related lands to us for US$8.00 per contained gold ounce, with the number of ounces (if any) to be determined by a third party consultant after we drill two additional

– 10 –	Annual Information Form and Form 40-F

holes on these farms at our expense. The option granted by Puma is current, but is under further negotiation. These farms represent approximately 435,000 of the ounces in the additional measured and 29,000 of the ounces in the additional indicated categories at Burnstone, using a 400 cmg/t cut-off.

            On February 21, 2007 we entered into an “in principle” Transaction Framework Agreement with a view to achieve compliance with South Africa’s relatively new (2002) “black economic empowerment” (“BEE”) legislation. The BEE legislation, including the Mining Charter, requires us to achieve a target of 26% ownership in our South African projects by “historically disadvantaged” South Africans (“HDSAs”) by 2014.

            On August 8, 2007 a definitive Subscription and Acquisition Agreement was concluded between Great Basin, Southgold, Tranter Holdings (Proprietary) Limited, and its BEE subsidiary corporation, to be re-named Tranter Burnstone (Proprietary) Limited (“Tranter Burnstone”). This was one of the conditions precedent to the proposed transaction as set out in the Transaction Framework Agreement mentioned above.

            On October 1, 2007, all of the conditions were fulfilled and implemented in terms of the Subscription and Acquisition Agreement between, among others, Great Basin and Tranter Gold (Proprietary) Limited (“Tranter Gold”), a subsidiary of Tranter Holdings, inclusive of SA Reserve Bank approval.

            Also on Monday, October 1, 2007, Tranter Burnstone, subscribed for 812 new ordinary shares in Southgold for a purchase consideration of R260 million ($39 million) in cash, which, following the issue and allotment of the new Southgold shares, constituted 26% of the entire issued share capital of Southgold. Following the implementation of the Southgold subscription, N6C Resources Inc (“N6C”), a wholly owned subsidiary of Great Basin, purchased the new Southgold shares from Tranter Burnstone in exchange for the issue by Great Basin of 19,938,650 new ordinary shares in Great Basin to Tranter Burnstone. There is an agreed lock-up period of at least 3 years during which the shares cannot be traded.

            Accordingly, Tranter Burnstone has become the owner of the new Great Basin shares, which represented an equivalent effective interest on a see-through basis of at least 26% in Great Basin’s South African Burnstone project as required by the Mineral and Petroleum Resources Development Act, 2002, and the Mining Charter.

            The issue and allotment of the new Great Basin shares, constituted approximately 9.3% of the issued share capital of Great Basin on a fully diluted basis.

            The government of the Republic of South Africa has jurisdiction over activities, communities, habitat users and other interests that may be affected by mining. In particular, the DME has jurisdiction over mineral rights relating to the property on which the Burnstone Project is located.

Operations Generally

            We do not have any commercial mining operations and hence do not have any operating revenue although, historically, we have had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs. Our operations consist of advancing exploration and pre-development at our two principal mineral projects.

Significant Acquisitions and Significant Dispositions

1.1       Kryso Resources Plc

            In December 2006, the Company purchased an initial 15% interest in Kryso Resources Plc (“Kryso”), a company listed on the London Stock Exchange’s Alternative Investment Market with gold and nickel assets in Tajikistan. Pursuant to the share purchase agreement, the Company purchased 10,000,000 shares at 10 pence per share for a total payment of ₤1 million (pounds) (approximately $2.1 million).

– 11–	Annual Information Form and Form 40-F

On July 11, 2007 the shareholders of Kryso approved the issuing of 5,000,000 warrants to the Company, exercisable for one common share of Kryso per warrant at an exercise price of 15 pence (approximately $0.31) per share over a five year period. In addition the Company has a five-year right of first refusal that will allow the Company to maintain its percentage equity position in Kryso and has the right to appoint one member to Kryso’s board of directors and a technical advisor to its management team. The Kryso securities and rights are held by our Cayman subsidiary, N5C Resources Inc.

            On October 9, 2007 the Company acquired an additional 1,908,429 shares in a public placement undertaken by Kryso Resources Plc. This ensured that the company maintained its 15% shareholding in the issued share capital of Kryso. The shares were issued at 11.5 pence per share and the total consideration of £219,469 ($448,266) was settled in cash.

1.2      Rusaf Gold Ltd

            On June 4, 2007, the Company entered into an agreement with Rusaf Gold Ltd. (“Rusaf”) giving it the right to acquire approximately 37% of the fully diluted equity shares of Rusuf for total consideration of $12 million, payable $8 million cash and $4 million in Great Basin common shares. Rusaf is a Canadian registered exploration company, with operations in Tanzania and with 100% owned subsidiary companies that hold prospecting rights to properties in Tanzania and Russia.

            The transaction originally provided for three tranches of which the first tranche closed on June 28, 2007 with the payment of $2 million for 3,333,333 shares at $0.60 per share.

            The second tranche of the purchase was subject to satisfaction of certain conditions, which were met on July 20, 2007 and enabled the Company to be issued 10,000,000 shares at a price of $0.60 per share for an aggregate payment in cash to Rusaf of $6 million.

            The third and final tranche was subject to certain conditions being met, including the completion of the acquisition by Rusaf of New Africa Mining Fund Nominees Tanzania (Pty) Ltd’s (“NAMF”) participation interest in the Lupa Goldfields Joint Venture. The third tranche would have resulted in the Company acquiring an additional 6,666,667 shares at a price of $0.60 per share to be paid by the issuance of Great Basin shares equal to the value of $4 million, based on the arithmetical average closing price of the Great Basin shares on the Toronto Stock Exchange for the twenty trading days immediately preceding receipt of the final shares.

            Subsequent to December 31, 2007 this third tranche was cancelled and replaced by a new agreement whereby the Company will acquire the remaining 63% of Rusaf for a total consideration of $14,4 million, payable in approximately 4,9 million Great Basin Gold common shares. The exchange ratio applied is 1 Great Basin share for every 4.5 Rusaf shares.

            The acquisition terms also provide for additional Great Basin shares to be issued in the first 3 years from closing, contingent upon gold discoveries involving more than 500,000 ounces on certain mineral prospects currently held by Rusaf. In the event of such discoveries, Great Basin will issue shares valued at the higher of current or then-prevailing market price to the former Rusaf shareholders on the basis of valuing these gold ounces (including equivalent metals) at US$15/oz for inferred resources and US$40/oz for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 g/t or 0.04 oz/ton). Great Basin has also agreed to spend between $7 million and $20 million in exploring Rusaf's properties during this period depending on independent advice as to the likelihood of exploration success. This acquisition of the remaining Rusaf shares is subject to the approval of Rusaf shareholders, certain judicial orders, as well as Toronto Stock Exchange, AMEX and JSE approvals. Assuming all such conditions are met in the ordinary course, the parties are targeting completion for the second fiscal quarter of 2008.

– 12–	Annual Information Form and Form 40-F

1.3      Casino Property

            Western Copper Corp., through its subsidiary CRS Copper Resources Inc. exercised the option to acquire the Company’s 100% working interest in the Casino property in Yukon, Canada for the amount of $1 million on August 17, 2007

ITEM 5.        DESCRIPTION OF BUSINESS

            We are engaged in the business of acquiring ownership of or interests in, exploring and, where warranted, developing precious metals deposits. For the past three years we have focused on two primary projects: (a) the Hollister Project (previously known as the Ivanhoe Property) on the Carlin Trend in Nevada, USA, where a feasibility study was completed in 2007 on a portion of the property called the Hollister Development Block (“HDB”), and an underground exploration and development program is underway to initiate bulk sampling in 2008, and (b) the Burnstone Project in the Witwatersrand Basin goldfield in South Africa, for which an initial area feasibility study was completed in 2006, followed by an optimized feasibility study in 2007 and the development of an access decline is underway as part of pre-development work.

            We disposed of our interest in the Casino property in Yukon, Canada for the amount of $1 million on August 17, 2007 to CRS Copper Resources Inc. a subsidiary of Western Copper Corp. In the event that a decision is made to put the Casino Property into commercial production, the Western Copper Corp. will pay to Great Basin an additional $1 million.

            In addition to our two primary projects, we hold interests in early stage mineral prospects known as the Ganes Creek Property in Alaska and the Tsetsera Property in Mozambique. As further described herein we are in the process of purchasing a private exploration company, Rusaf Gold Ltd, with properties in Tanzania and Iturup (Russian Federation).

Ganes Creek Property

            Great Basin signed an agreement with CW Properties LLC (“CWM”), effective November 14, 2007, whereby the Company will earn an 80% interest in all hard rock mineral rights on the Ganes Creek Property in Alaska by expending a total of US$3 million in exploration expenditures over a period of three years. The Ganes Creek Property is held by CW Properties LLC, based in Talkeetna, Alaska, USA.

            Pursuant to the agreement, a minimum of US$500,000 in exploration expenditures must to be incurred in 2007; an additional US$1.3 million in expenditures by the end of 2008; and a final US$1.2 million in expenditures by the end of 2009. The company can also increase its interest in the property at a production decision by purchasing the remaining 20% at fair market value should CWM not wish to participate in any development costs. CWM would retain a 2% Net Smelter Royalty of which 1% could be purchased by Great Basin for US$2 million.

            The Ganes Creek Property is located in Alaska, 440 km northwest of Anchorage and 40 km northwest of McGrath. The property is situated in the Tintina Gold Belt, which hosts the 20 million ounce Donlin Creek Project, located some 110 km to the northeast and held by NovaGold Resources and Barrick Gold. The mineral rights held by CWM at Ganes Creek total 15,402 acres, comprising thirty-nine 40-acre state claims, seventy 160-acre state claims and fourteen federal patents, containing 90 patented claims with a total area of 2,628 acres.

            The Ganes Creek Project occupies the western portion of a 19 km long area of gold anomalies, hard rock prospects and placer deposits aligned along the Yankee-Ganes Creek fault zone. The Yankee-Ganes Creek fault is sub-parallel to the major transcurrent Nixon-Iditarod fault. Regional geologic mapping has identified the eastern Innoko district (including Ganes Creek Project) as the structurally offset, northern extension of the Donlin trend of deposits and gold prospects. The Donlin trend is truncated by the Iditarod fault zone some 130 km to the southwest of the Ganes Creek Property.

– 13 –	Annual Information Form and Form 40-F

            Historical work on the property has identified intrusive-related gold showings as well as high grade shear- and vein-associated gold occurrences. Numerous showings are proximal to the regional Yankee-Ganes Creek fault, close to the eastern boundary of the property. Unverified historical production at the Independence Mine in the same area was reported to be 500 ounces gold at an average grade of 1 ounce gold per ton.

            During the 2007 field season, approximately 9,711 linear metres of exploration trenches were excavated with a D-7 Caterpillar and an Ex-160 excavator, during the period of July 9 to September 25. These trenches were constructed primarily on existing roads, trails, and ridges. Towards the end of the season, additional trenches were excavated to follow up on prospective areas located subsequent to the initial work.

            Approximately 1,685 rock samples were taken from the exploration trenches. Trenches constructed in September at Breccia Ridge and the Spaulding Spur road (1,228 m [~4,030 ft]) were not sampled due to time constraints and left open to be sampled in the 2008 field season.

            A majority of these rock samples were taken as continuous chip samples from newly exposed bedrock along trench walls and road bases. Continuous chip samples ranged from 1 to 4 m in length and were sampled according to lithologic control. Select samples of quartz veins, distinct alteration and mineralization were included within the chip sample stream. Trenches and samples were photographed and have been catalogued in the computer database.

            All rock samples were sent to Alaska Assay Labs located in Fairbanks Alaska.

Tsetsera Property

            The Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with G S Minase Refinaria Limitade (“GSR”) in Mozambique on August 20, 2007 (“JV”). The purpose of the JV is to establish a gold exploration and mining business in Mozambique, whereby the company will have the exclusive right to explore all GSR’s properties.

            The Company will have an 80% interest in the JV, and has committed to exploration expenditures of approximately US$2 million over a three year period on the Tsetsera Property, which is located 80 km south of Manica in Mozambique, and other properties over which GSR holds mineral rights.

            Should any financing be required for the conducting of any mining activities, each of the parties is required to contribute to such financing needs in proportion to their interests in the JV. Should GSR not be in a position to contribute financing required by the JV in respect of any property or project, Great Basin has the right of first refusal to buy GSR’s remaining 20% share. The consideration payable in respect of the 20% share will be settled in either cash or Great Basin shares and the value will be based on resources reported at that time and valued at fair market price. GSR however will retain a 3% Net Smelter Royalty.

            The Company will manage the JV and will be responsible for the day to day management of the exploration and other activities to be conducted.

            GSR currently owns the rights to the 17 square km Tsetsera Property. GSR confirmed there are no encumbrances on the property such as liens, claims, concessions or other leases. The property was worked historically by artisanal miners, who crushed quartz vein material and panned gold from the fines. The artisanal miners have exposed over 985 ft (300 m) strike length of quartz veins, 5 to 60 cm in width, within a phyllite (strongly metamorphosed sediments). Rock samples taken during a field visit returned gold assay values between 0.22 g/t and 26.8 g/t from grab samples, and a chip sample across a 60 cm quartz vein returned 5.6 g/t gold. No other work has been completed on the property.

– 14–	Annual Information Form and Form 40-F

            Field work started in July 2007 on the ground in Mozambique. Mapping and sampling of the surface exposures commenced and a total of 17.5 line km have been mapped. A shear zone hosting the surface quartz vein showing was mapped out over a strike length of 2.5 km.

            Abundant inactive local workings were identified during the mapping. At least 4 steeply dipping quartz veins were identified and mapped out over 2,625 – 5,250 ft (800-1600 m) strike length that varies in width from 20cm to greater than 50 cm. Representative samples were taken of the veins and results are pending.

            A total of 25.6 line km have been cut and cleared in anticipation of geophysical surveys. Soil sampling at 200 m x 25 m centres will be completed along the same cut lines. Forty-four rock samples have been taken from the surface.

            All samples are being sent to ALS Chemex Labs in Johannesburg, RSA for analysis.

Rusaf Gold Ltd

            On June 13, 2007 the Company entered into an agreement, as amended, with Rusaf Gold Ltd. (“Rusaf”) whereby Great Basin acquired approximately 37% of the fully diluted equity shares of Rusaf for total consideration of $8 million cash. Rusaf is a Canadian registered exploration company, operating from Dar Es Salaam, Tanzania, with six 100% owned subsidiary companies that hold prospecting rights to various mineral properties in Tanzania and Russia.

            The Company announced on February 14, 2008 that it has entered into an agreement with Rusaf whereby it will purchase the remaining 63% of the fully diluted equity shares of Rusaf for a total consideration of $14.4 million, payable in approximately 4.9 million Great Basin Gold common shares. The exchange ratio was 1 Great Basin share for every 4.5 Rusaf shares. For the year ended December 31, 2007 the Company’s investment of 37% in the issued common stock of Rusaf was recognized as an investment in associate and the Company has equity accounted for its share of post-acquisition losses incurred.

            The acquisition terms also provide for additional Great Basin Gold shares to be issued in the first three years from closing, contingent upon gold discoveries involving more than 500,000 ounces on certain mineral prospects currently held by Rusaf. In the event of such discoveries, the Company will issue shares valued at the higher of current or then-prevailing market price to the former Rusaf shareholders on the basis of the valuing these gold ounces at US$15/oz for inferred resources and US$40/oz for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 grams per tonne or 0.04 oz per ton).

            To the extent GBG Great Basin grants options or joint venture interests on the former Rusaf properties, the funds expended by third parties will count towards Great Basin’s exploration commitments but will not affect the calculation of ounces..

            Great Basin has agreed to spend between $15 million and $27 million exploring the Rusaf properties over the three year period (inclusive of the $8 million Rusaf had on-hand on September 30, 2007 and the amounts Rusaf has spent on its current exploration to date of the agreement).

– 15–	Annual Information Form and Form 40-F

Principal Properties

Hollister Property, Nevada

            The Hollister Property is held 100% by Great Basin through its subsidiaries. At December 31, 2007, the Hollister Property consists of a total of 937 unpatented claims, covering over 32 square mi (69 square km), located on federal land administered by the Bureau of Land Management (“BLM”), and as such, all claims are subject to annual maintenance payments to the BLM and Elko County.

            An initial feasibility study was completed in mid 2007. Since that time the Company has focused on permitting, additional development to prepare for production and additional underground and surface drilling.

            A total of 9,999 ft of access and 3,001 ft of I-drifting on veins have been completed to date from which 11,166 tons of ore has been extracted. A 5,000-ton, bulk sample was trucked to a facility owned by Newmont Mining Company in April 2007 for test milling. Good recoveries were obtained and 2,090 oz of gold and 24,050 oz of silver (2,527 oz gold equivalent1) were recovered.

            An additional 3,100-ton bulk sample was trucked to Jerritt Canyon process facility for milling and gold recovery in September 2007. The sample had a head grade of 0.708 oz (24.28 g/t) of gold per ton and 6 oz (205.72 g/t) of silver per ton, delivering 1,976 oz of gold and 14,835 oz of silver, or a total of 2,246 equivalent gold ounces.1

Acquisition Agreements

(i) Newmont Agreement

            Pursuant to the terms of a purchase agreement (the “Ivanhoe Purchase Agreement”) dated August 13, 1997, with a subsidiary of Newmont Mining Corporation and Touchstone Resources Company (“Touchstone”), a Nevada company later acquired by Great, acquired Newmont’s 75% interest in the Hollister property. A Great Basin subsidiary later acquired Touchstone, which owned the other 25%, hence 100% of the Hollister Property is now owned by Great Basin. A total of 504 claims are listed in the purchase agreement. Of these, 380 claims are subject to a 5% net smelter royalty (“NSR”) held by Newmont and 45 claims are subject to conditions under a lease agreement with the Hillcrest/Finley River partnership (described next paragraph).

            The 45-claim Hillcrest/Finley River claim block is under an 80-year lease from the Hillcrest/Finley River partnership expiring October 27, 2080. This partnership retains an underlying NSR of 2% and receives annual lease payments of $50,000 subject to increase. In each 20-year renewal period the annual lease payments will be increased by US$5,000. Newmont Mining Corporation holds an additional 3% NSR on the Hillcrest/Finley River claims. Under the Ivanhoe Agreements, Great Basin agreed to share Newmont’s future reclamation costs for past mining at Hollister on the basis of one third of such expenditures over US$4.5 million but less than US$6 million (US$500,000 maximum) and 25% of expenditures over US$6 million. Under the Ivanhoe Purchase Agreement, Newmont retains title to 57 of the Hollister Property mining claims (the “Reclamation Area”) until reclamation is complete, at which time Great Basin will have the right, but not the obligation, to accept conveyance of the Reclamation Area for no further consideration. Newmont’s original estimates for reclamation were in the US$4.5 -6 million range. As of the date hereof, we are still resolving some outstanding environmental issues with Newmont before we request conveyance of the claims. Reclamation overruns have now exceeded US$1.5 million and are now currently divided as 75% to Newmont Mining Corporation and 25% to us, and such additional expenditures have not been material over the last two years nor are they expected to become material (in respect of pre-1997 conditions).

____________________________________________
1 Gold equivalent is based on metal prices of US$550/oz for gold and US$10/oz for silver and recoveries of 90% for gold and 80% for silver.

– 16–	Annual Information Form and Form 40-F

(ii) Other Hollister Acquisition Agreements

            The Robbie claims, acquired under a 15-year lease on June 8, 1999, comprise 107 claims. Great Basin is obligated under terms of the lease to an annual lease payment of US$4,000, a 2% NSR and to maintain the claims in good standing with the BLM and Elko County. The lease can be renewed if there is commercial production on the Robbie claims before 2014.

            In late 1997, the 109 contiguous claims comprising the Aagaard group were acquired under lease for US$30,000 per annum. In December 1999, the Aagaard claims were purchased for $50,000 and 75,000 Great Basin shares. There are no remaining royalties or lease payments on the Aagaard claims.

            The 139 claims comprising the Ho claim group were acquired by staking in 1998. This claim group extends the Hollister property position to the west and adds continuity to the northwest-trending portion of the Hollister deposit-area. There are no royalties on the Ho claims.

            On July 13, 2001, the Company acquired the Sheep Corral property, consisting of 65 unpatented lode mining claims for US$50,000 for assignment of the Property. The claims adjoin the northwest corner of the Hollister Property.

            In 2004, the Company acquired the 13 Joe claims through staking, extending the Hollister property position to the west. There are no royalties on the Joe claims.

(iii) 2002 Agreement with, and Subsequent 2007 Buy-out of, Hecla Ventures Corp. (”HVC”)

            In August 2002, Great Basin and HVC finalized Earn-In and Joint Operating Agreements, whereby HVC could vest in a 50% working interest in the HDB, an area within and constituting approximately 5% of the Hollister property, subject to a purchase price royalty in favour of Great Basin, providing that HVC funds a US$21.8 million, two-stage, advanced exploration and development program (or otherwise achieves commercial production) and issues 4 million a share purchase warrants in HVC’s publicly traded parent company, Hecla Limited (“Hecla”), to Great Basin (of which 2 million have been issued to date). Concurrent with the milestones that triggered Hecla warrants being issued to Great Basin, Great Basin was to issue 2 million share purchase warrants to HVC of which 1 million were issued to date.

            On February 20, 2007, Great Basin entered into a Share Purchase Agreement to buy all the outstanding shares of HVC and thereby effectively regain a 100% working interest in the HDB, for a total of US$60 million, comprising US$45 million in cash and the remaining US$15 million in our common shares (approximately 7.94 million shares). In addition to the payment of cash and shares, Great Basin agreed to release Hecla from its obligations under the Earn-in Agreement as a guarantor of HVC’s obligations. The closing of the Share Purchase agreement took place on April 12, 2007. In addition to the 50% earn-in rights, HVC owned approximately US$2 million in tangible assets, inclusive of various pieces of mining equipment. Great Basin assumed payroll and benefits obligations for 35 Hecla employees working on the HDB project for at least a one year period. Great Basin also assumed all responsibility for any environmental liabilities in respect to the HDB. HVC expended some US$32 million on advanced exploration work at HDB since 2002.

Location and Access

            The Hollister Property is located in Township 37 and 38 North, Range 48 East, Ivanhoe Mining District, Elko County, Nevada.

            The shortest access to the Property is via the Interstate 80 freeway corridor by gravel roads, north of Battle Mountain, for over a distance of roughly 50 mi (80 km). Battle Mountain is the nearest town with full service facilities. The nearest mining infrastructure is at the Dee Mine, located 8 mi (13 km) by road to the southeast. Major power transmission lines lie just off the southeastern corner of the Property, and a sub-station is located 5 mi

– 17–	Annual Information Form and Form 40-F

(8 km) to the east. Elko is the support hub for mining operations on the Carlin Trend, and has a well-developed transportation network (air, rail, and road), workforce pool, and contractor service base (Figure 1).

Figure 1 Hollister: Elko as support hub for mining operations on Carlin Trend

Environmental Matters

            Reclamation in the area of previous open pit production is nearing completion. Newmont will manage reclamation, and surface use in and around the Hollister mine area, until reclamation is completed. This area consists of 62 claims encompassing 1.1 square mi (2.8 square km), and was funded by a US$4.5 million reclamation fund. Cost overruns, up to a total overrun of US$1.5 million, have been funded 33% by Newmont and 67% by Great Basin, and thereafter all amounts expended are funded as to 75% by Newmont and 25% by Great Basin.

            During 1999, cumulative reclamation expenditures exceeded US$6 million and as required by the agreement, the Company contributed 25% of the excess from 1999 to 2007. The 2007 invoice has not yet been received but is not expected to be material.

            Great Basin has access to explore within the reclaimed areas, subject to Newmont’s determination that such activities do not interfere with reclamation. Newmont’s consent has been obtained expeditiously in all cases to date.

Property Geology

            The Hollister Property is situated near the northern end of the Carlin Trend, a northwest-trending corridor of mines and mineral occurrences (Figure 2). The alignment of deposits along the Carlin Trend resulted from a long-lived, deep-seated northwest-oriented fracture system; hydrothermal systems emplaced gold into receptive sedimentary and volcanic lithologies along the structural corridor. Accordingly, the key ore controls for Carlin-type gold deposits are a combination of structural preparation and favourable host rocks. Association with intrusive rocks is an important geological factor in the occurrence of the Carlin Trend gold deposits.

            Property geology includes Ordovician sedimentary and mid-Eocene intrusive rocks that are covered by a thin veneer of Miocene volcanic and volcano-sedimentary rocks. Structure (veins and faults) is an important control of the mineralization; on the Hollister Property this typically occurs as high-angle faults with east-west, north-northwest and northeast trends. The intersection of these faults may be an especially critical control for gold mineralization.

– 18 –	Annual Information Form and Form 40-F

            The previously mined Hollister deposit is a large low-grade gold system in Miocene volcanic rocks. This deposit represents near-surface “leakage” from a deeper, high-grade gold feeder system, hosted by the Valmy Formation. In the area of the mineralized veins, the Ordovician Valmy Formation consists of light grey quartzites; dark grey, muddy or argillaceous quartzites; black sandy argillites; black massive argillites and black to grey laminated argillites. A core intercept of 2.4 ft grading 32.54 oz/ton (0.7 m grading 1,115.67 g/t) gold in the west Hollister area from 1994 drilling by Newmont was interpreted to be a high-grade feeder vein to the overlying volcanic-hosted disseminated gold mineralization. There were at least 34 such historic high-grade intersections in the Valmy Formation that required follow-up drilling when Great Basin acquired the property.

            The Hatter Stock is a 39 million year old biotite granodiorite intrusion. It has another significant, although less well understood gold anomaly associated with it and the surrounding Valmy Formation, similar to the Hollister area. Assays from younger crosscutting veins in the Hatter intrusion include ten ft of 0.731 oz/ton (3 m of 25.06 g/t) gold and 20 ft of 0.736 oz/ton (6.1 m of 25.23 g/t) gold. The Valmy rocks on the west flank of the stock host low-grade intercepts, such as 85 ft at 0.025 oz/ton (25.9 m at 0.857 g/t) gold in brittle shear or fault zones.

Figure 2 Hollister Property and Carlin Trend

Exploration History

            The Ivanhoe district has a long mining history that started with mercury mining in the early 1900’s. Various companies explored for a variety of target types including porphyry molybdenum, uranium, and gold deposits over the period from the early 1960’s until 1980. Gold exploration programs, conducted by United States Steel Corporation (“USX”) from 1980 to 1986 and subsequently by the Cornucopia/Galactic joint venture from 1986 to 1992, focused on delineation and production from open pit oxide deposits.

– 19–	Annual Information Form and Form 40-F

The deposit was placed into production in 1990. Mining from the Hollister area USX pits produced 115,696 oz (3.6 million g) of gold from 3,271,954 tons mined to 1996. Newmont formed a 75-25 joint venture with Touchstone in 1992. Between 1992 and 1994, Newmont conducted an extensive exploration program that included drilling, geological mapping, geochemical sampling, and geophysical surveys. The program targeted near-surface mineralization that Newmont ultimately decided did not warrant further work.

            Great Basin’s exploration program at Hollister has focused on locating high-grade gold deposits that are mineable by underground methods. In general, exploration is based on comparisons to the Midas deposit at the Ken Snyder Mine located to the northwest and the Goldstrike area, i.e. Post-Betze and associated deposits, located to the southeast along the Carlin Trend. The comparison with the deposits at Ken Snyder is based on the similarity in style and mineralogy of the feeder veins that have been intersected beneath the Hollister deposit to those at the Midas discovery. The comparison with Goldstrike is based on the similarity of: the size and tenor of the gold anomalies in both the Hollister and Hatter areas; the mineralized structures; the age of the rocks; and the association of mineralization with the Hatter Stock.

            Great Basin planned and implemented a two-phase program in 1999 to test the newly interpreted and defined multiple vein systems beneath the Hollister deposit; 59 holes totalling 47,830 ft (14,580 m) were drilled, resulting in the discovery and initial delineation of the Clementine and Gwenivere high-grade gold-silver vein systems over respective east-west strike lengths of 1,800 ft (550 m) and 1,000 ft (305 m). In 2000, 143 additional holes, totalling 141,830 ft (43,230 m) were drilled, outlining the Clementine system over a strike length of 3,000 ft (915 m), and the Gwenivere system over a strike length of 2,000 ft (610 m). A third system, called South Gwenivere, was also discovered and traced over at least 500 ft (150 m).

            Outside of the immediate Hollister area, drilling in 2000 in the Velvet area located 1,400 ft (425 m) north of the Clementine vein system, encountered high-grade gold mineralization in a new vein system. Rotary hole 204 returned 15 ft of 0.56 oz/ton (4.6 m of 19.20 g/t) gold, including 5 ft of 1.04 oz/ton (1.5 m of 35.65 g/t) in a banded quartz vein intersection in Valmy Formation quartzites.

            To December 31, 2001, Great Basin completed a total of 205,440 ft (62,620 m) of drilling in 216 holes. Of this, 202,575 ft (61,745 m) in 205 holes were drilled in the area now known as the Hollister Development Block.

            In 2000-2001, Kappes, Cassiday and Associates conducted metallurgical testwork on three representative geo-metallurgical samples from the Hollister deposits. These are (1) banded quartz adularia illite with gold and silver in quartzite; (2) kaolinite mineralization with cryptic gold; and (3) banded quartz adularia illite vein with gold and silver in argillite.

            The work was carried out on fresh drill core samples composited at ALS Chemex Labs in Elko. A series of standard 96 hour, direct cyanidation, bottle-roll tests were completed with varying grind size, cyanide consumption and reactive carbon. Recoveries of 95% gold and 90% silver were achieved for quartzite-hosted veins at grinds of less than 106 microns in 48 hours with excess cyanide. Argillite hosted veins yielded recoveries of 96% gold and 94% silver at grinds of less than 62 microns in 24 hours under excess cyanide conditions. Recoveries of 97% gold and 92% silver were achieved in 48 hours for kaolinitic mineralization at the same grind and cyanide conditions as the argillite suite. The results of the milling studies conducted by Kappes Cassiday indicate the ore types likely to be mined at Hollister could be processed to commercially acceptable metal recoveries. Conventional crushing, grinding and Carbon-in-Leach sodium cyanide leach processing followed by carbon absorption would yield a high-grade gold/silver dore that would be refined to 99.999% pure gold and silver.

            In October 2001, Behre Dolbear & Company Ltd. was retained by the Company to audit a preliminary resource estimate for the high-grade epithermal gold-silver veins on the portion of the property now known as on the Hollister Development Block. A Preliminary Assessment was completed in 2002, and updated in 2006; both studies indicated positive returns for the 400 tons per day underground operation using toll milling.

– 20–	Annual Information Form and Form 40-F

            Most activity between 2002 and March 2007 was conducted by Hecla and focused on the Hollister Development Block. From August 2002-2004, the majority of that work was directed toward gaining permits for the underground exploration and development program. The Nevada Bureau of Land Management announced a finding of “No Significant Impact” and “Decision Record” in March 2004. The Hollister Development Block program was fully permitted on May 7, 2004. Hecla received authorization for physical work on August 20, and physical work began on September 15. The 2,764 ft decline was completed in early 2006 and 96,168 ft of drilling was completed between February 2006 and December 2007.

Sampling and Analyses

            The following is a summary of the sampling and analytical procedures for the samples taken during the drilling programs in 2007.

            Samples collected from the Hollister Project are stored in a secure facility until picked up by Inspectorate America Corporation (Inspectorate) of Sparks, Nevada. Vein samples are analyzed by either metallic screen or standard fire assay procedures. For metallic screen analyses, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 500 g sub-sample using a rotary splitter, and then pulverizing the 500 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. Gold and silver determinations are by metallic screen analysis, with two 1 assay-ton (30 g) fire assays completed on the fine fraction; the coarse fraction is fire assayed in its entirety. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the 300 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. A 30 g charge is fire assayed. All metal determinations are by gravimetric finish. Vein samples analyzed by standard fire assay will be re-assayed using metallic screen procedures. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards, duplicate fire assays, and Inspectorate’s internal standards and blanks. Coarse blanks (barren rhyolite or landscape marble) and assay standards are inserted into the sample sequence as blind samples prior to submitting the samples to the laboratory. Inspectorate also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.

Estimates of Mineralization

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following table uses the terms “measured resources” and “indicated resources”. We advise investors that while these terms are recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. See “Risk Factors”.

Table 1. Hollister Development Block Measured and Indicated Resources May 2007

Category	Cut-Off oz/ton	Size		Au Grade		Contained Oz Au	Ag Grade		Contained Oz Ag	Contained Oz Au Equiv
		Tons	Tonnes	oz/ton	g/t		oz/ton	g/t
Measured	0.25	560,000	508,000	1.04	35.77	584,000	6.09	208.91	3,413,000	646,000
	0.35	448,000	406,000	1.23	42.20	551,000	6.98	239.27	3,124,000	608,000
Indicated	0.25	343,000	311,000	1.00	34.45	344,000	5.09	174.58	1,744,000	376,000
	0.35	280,000	254,000	1.16	39.87	326,000	5.78	198.13	1,618,000	355,000
Measured & Indicated	0.25	903,000	819,000	1.03	35.32	929,000	5.71	195.77	5,157,000	1,022,000
	0.35	728,000	660,000	1.20	41.30	877,000	6.52	223.54	4,742,000	962,000

– 21–	Annual Information Form and Form 40-F

Cautionary Note to Investors concerning estimates of Inferred Resources

This section uses the term ‘inferred resources’. We advise investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a mineral reserve. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. See “Risk Factors”.

Table 2. Hollister Development Block Inferred Mineral Resources May 2007

Category	Cut-Off oz/ton	Size		Au Grade		Contained Oz Au	Ag Grade		Contained Oz Ag	Contained Oz Au Equiv
		Tons	Tonnes	oz/ton	g/t		oz/ton	g/t
Inferred	0.25	805,000	731,000	1.08	37.13	872,000	3.94	134.92	3,169,000	930,000
	0.35	627,000	569,000	1.31	44.85	820,000	4.32	148.11	2,707,000	869,000

            The resources estimate is further described in the “Technical Report on the Resource Estimate for the Hollister Development Block Gold Project, Elko, Nevada” prepared by Deon van der Heever, Pr.Sci.Nat., GeoLogix Mineral Resource Consultants (Pty) Ltd., an independent qualified person, dated July 6, 2007.

Recent Exploration

Hollister Development Block Feasibility Study

            The following information is extracted from a “Technical Report on the Feasibility for the Hollister Development Block Gold Project, Elko County, Nevada” prepared by Peter Cain, Ph.D., P. Eng., Associated Geosciences Ltd, an independent qualified person. Further details can be found in the September 2007 report which is filed at www.sedar.com.

            The feasibility study assessed a 400 ore tons per day underground operation, mining the high-grade gold-silver mineralization from the Gwenivere, Clementine and South Gwenivere vein systems and trucking it to an off-site toll milling facility.

            Using, a gold price of US$550/oz and a silver price of US$10.00/oz, the pre-tax results from the study indicate a very robust pre-tax internal rate of return (“IRR”) of 105.6% and net present value (“NPV”) of US$122.9 million (5% discount rate). The post-tax numbers for the Hollister Development Project amounts to an IRR of 58.2% and an NPV of US$65.2 million at the discount rate of 5%. The key parameters and results are summarized in the table below:

Table 3. Hollister Development Block Mineral Reserves July 2007

Mineral Reserves At 0.28 oz/ton cut-off	Proven: 571, 800 tons grading 1.0 oz/ton gold and 5.43 oz/ton silver

Probable: 296,700 tons grading 1.03 oz/ton gold and 4.06 oz/ton silver

Proven and probable: 868,500 tons grading 1.01 oz/ton gold and 4.3 oz/ton silver

            The Mineral Reserves are included in the Mineral Resources in Table 1 above. The proved and probable reserves have been determined in terms of Canadian regulations under NI 43-101, which differ from the U.S. Securities and Exchange Commission’s standards for such classification.

– 22–	Annual Information Form and Form 40-F

Table 4. Hollister Development Block Feasibility Study Results July 2007

Production Rate	400 ore tons/day
Recoveries	93% gold 80% silver
Average Annual Production	150,000 oz gold equivalent[1]
Life of Mine Production (recovered)	846,887 oz gold 3,525,928 oz silver
Start up Capital Cost	$41.4 million
Operating Costs Mining Toll milling Trucking General & Administration	$175/ton $42/ton $29/ton $28/ton
Cash Cost	$323/equivalent oz1
Total Cost	$423/equivalent oz1
Life of Mine	6 years
Payback	1.5 years
Internal Rate of Return (after tax)	58.2%
Net Present Value (5% discount rate) (after tax)	$65.2 million

1 Gold equivalent is calculated using the above gold and silver prices and the formula:
Au-eq oz = Au oz + (Ag oz x Ag price/Au price)

            At a gold price of US$650, at a 5% discount rate the NPV of the project increases to a pre-tax number of $185 million ($122.9 pre-tax at $550/oz)and the pre-tax IRR to 155% (105.6% pre-tax at $550/oz).

Underground Exploration

            A second phase of underground drilling was initiated in March 2007 to test for extensions to the vein systems at dept hand along strike, and to also explore other veins that were discovered during the feasibility study drilling. Results are promising. In November 2007, the Company announced a further 29,000 ft of infill and 58,000 of step out drill holes had been initiated.

Surface Exploration

            Recent exploration activities consist of the completion of a controlled source audio magneto-telluric geophysical survey, a portion of which occupied the HDB. A total of 36 lines were completed and 77 line-kilometers of data were collected. Of the entire survey, approximately 10 lines covered the HDB. This survey was physically completed by an independent geosciences consultant and took place between August, 2006 and October 19, 2006. A separate geophysics consultant provided the data processing and interpretation and summarized the results on February 28, 2007. The geophysical survey is part of a board-approved US$3 million exploration budget that was made available in November 2006 and which will be funded from our existing working capital. Further activity has consisted of core drilling from surface. A total of 10,140 feet was completed during 2007.

            In November 2007, the Company announced some 78,000 ft of surface drilling was planned, focused on the area of the current underground infrastructure and the Hatter Stock area.

– 23 –	Annual Information Form and Form 40-F

Plans for 2008

Hollister Development Block

  The Company will continue with the development and delivery of the Hollister Project, which is planned to produce some 80 000 ounces in 2008. Actual development activities are well underway to achieve this.

  Capital Expenditure of approximately US$34 million is planned for the period.

  The Company also plans to incur operating costs of US$28 million at these operations for an average of US$400/oz for the period.

  With regard to exploration activities, the Company plans to incur expenditure of approximately US$ 14 million during 2008. The focus of the exploration program would be to continue with infill drilling from the lateral underground, drilling at depth and strike to determine the extent of the vein system at the HDB, as well as surface drilling activities in and outside the HDB, on prospective target areas that were previously demarcated

  Existing permits allow the Company to mine up to 120,000 tons. The company plans to file the final plan for operation permits during 2008.

Burnstone Project, South Africa

Property Agreements

            Great Basin entered into an option agreement dated November 5, 2002 (the “Agreement”) to purchase 100% of Southgold, a privately held South African corporation that holds rights to purchase part of the Burnstone Project. Great Basin exercised the option in two tranches in April 2003 and January 2004 and, with the GFL-Randex rights discussed below, now holds, other than as indicated below, a 100% interest of the reserve category gold ounces and an approximately 94% interest of the additional measured and indicated mineral resources in the area covered by the Burnstone Project through its subsidiary Southgold with the remaining 6% under option from Puma as described in Item. 4. Although Southgold's prospecting rights cover the whole area of the Burnstone Project, Southgold holds less than a 100% undivided interest in relation to certain of these prospecting rights. However, to the best of our knowledge and belief, and after due and careful enquiry, we are not aware of any third party having lodged an application in respect of the remaining undivided interest in such prospecting rights. We are currently in the process of taking steps to secure the remaining undivided interest in such prospecting rights through applicable South African mining law procedures. In the unlikely event of any applications having been lodged by any third parties prior to securing our remaining interest through these procedures, we intend taking any steps that may be necessary so as to acquire such remaining interests should this in fact prove necessary at a later date, including the possibility of entering into negotiations with such third parties.

            Upon signing the Agreement the Company paid US$1.25 million ($2,007,561) to the former Southgold Shareholders and also agreed to conduct a US$1.5 million work program prior to April 30, 2003, which was completed. The Company exercised its option to purchase the shares of the former Southgold Shareholders and completed the purchase of Southgold by making payments of cash and Great Basin common shares and share purchase warrants to the former Southgold Shareholders in two staged tranches.

            The Great Basin shares issued to the former Southgold Shareholders pursuant to the two tranches and the settlement agreement (described below) are subject to voting restrictions in the Option to Purchase Agreement, pursuant to which the holders have undertaken to vote with Great Basin management until the earlier of (i) April 30, 2008, or (ii) the time they dispose of such shares in accordance with the Option to Purchase Agreement. The former Southgold Shareholders are entitled to nominate two members to the Board of Directors of the Company although only one currently serves on the Board (Mr. Cooke).

– 24–	Annual Information Form and Form 40-F

            As described in Item 4, In July 2006, the Company settled all remaining potential obligations to the former Southgold Shareholders under the Option to Purchase Agreement pursuant to a settlement agreement dated May 26, 2006, and issued 4 million Great Basin common shares 2 million Great Basin share purchase warrants. The agreement extinguished certain additional consideration that the Company had to pay the vendors based on the number of gold ounces independently estimated for the Burnstone Project in a feasibility study , and also settled any potential claims by the Southgold vendors in connection with their entitlement to a share of the consideration that could become payable to the Company by a BEE partner as part of the anticipated arrangements whereby the BEE partner would acquire an interest in the Burnstone Project as contemplated by BEE legislative initiatives in South Africa.

            The Company's mineral rights, other than those acquired from GFL and Randex (discussed below), were held under option with "old order" mineral right holders, the State, or Municipalities. The Company has converted the "old order" rights to "new order" rights. Certain of the mineral right options were later amended to extend the options and it was acknowledged that the Mineral and Petroleum Resources Development Act was likely to become effective during the existence of the options. The amendments also provided that should the mineral rights lapse during the period of the options so that the Company is not able to exercise the option to purchase the mineral rights, the Company would nevertheless pay the purchase price should a mining right be granted to the Company by the Department of Minerals and Energy over these properties. The potential purchase price was originally estimated at the time of listing on the JSE to be ZAR 4,901,885, but is now estimated to be ZAR 7,716,715 (approximately $1,275,573) for all rights granted to date.

            In October 2003, pursuant to a prospecting agreement (the “Prospecting Agreement”) dated October 17, 2000 between GFL Mining Services Limited (“GFL”), Randex Limited (“Randex”), and Southgold, Southgold elected to purchase certain mineral rights held by GFL and Randex totalling 11,563 hectares within the Burnstone Project which were not covered under Southgold's then-existing rights, for ZAR 35 million ($6,695,598) subject to a NSR ranging from 1% to 2% (tiered to the gold price), and payable to GFL. The Company funded Southgold's purchase of these rights.

            The application for the granting of one new order prospecting right adjacent to the Burnstone Project is still pending. The prospecting rights for the Burnstone Project cover an area of approximately 30,000 hectares.

Conversion of Prospecting Rights

            During October and November 2006, all the old order prospecting rights held by Southgold comprising the title to the Burnstone Project were converted into new order prospecting rights by the DME. Our application for one new order prospecting right for a farm adjacent to the Burnstone Project is currently pending. These rights give Southgold the exclusive right to apply for and, subject to fulfilling certain statutory requirements, including the approval of the DME, be granted mining rights in respect of the minerals and the prospecting area of the Burnstone Project under the MPRDA.

Purchase of Surface Rights

            We, through our subsidiary, Southgold, purchased approximately 2,273 hectares of farmland to secure the surface rights of the Burnstone Project. No land claims have been gazetted against these properties in terms of the relevant legislation.

Black Economic Empowerment(“BEE”)

            Great Basin closed the Subscription and Acquisition Agreement on October 1, 2007 between Great Basin and Tranter Gold (Proprietary) Limited (“Tranter Gold”), which had been entered into on August 8, 2007.

– 25–	Annual Information Form and Form 40-F

            Tranter Burnstone (Proprietary) Limited (“Tranter Burnstone”), a subsidiary of Tranter Gold, subscribed for 812 new ordinary shares in Southgold Exploration (Proprietary) Limited (“Southgold”), a wholly-owned subsidiary of Great Basin, for a purchase consideration of $38 million (R260 million) in cash, which, following the issue and allotment of the new Southgold shares, constituted 26% of the entire issued share capital of Southgold. Following the implementation of the Southgold subscription, N6C Resources Inc., a wholly-owned subsidiary of Great Basin, purchased the new Southgold shares from Tranter Burnstone in exchange for the issue of 19,938,650 new common shares in Great Basin to Tranter Burnstone. There is an agreed lock-up period of at least 3 years during which Tranter cannot trade the Great Basin shares. The total purchase consideration amounted to $38 million (ZAR260 million). The issue and allotment of the new Great Basin shares, constitutes approximately 9.3% of the issued share capital of Great Basin on a fully diluted basis.

            Resulting from this transaction, Tranter Gold being the shareholder of 75% of the issued share capital in Tranter Burnstone, became entitled to appoint a director to the boards of both Great Basin and Southgold for as long as it holds a qualifying shareholding in Great Basin. Sipho Nkosi was appointed as director of both Great Basin and Southgold. Tranter Gold is further prohibited from disposing of the Great Basin shares or doing anything else that might impact on the BEE credentials of Southgold for the period of three years or such longer period for which Southgold requires BEE equity participation in order for its prospecting and mining rights to remain valid.

            In addition to the issuance of the 19,938,650 new common shares in Great Basin, 1,684,312 Great Basin warrants were issued to the parties involved with the transaction. These warrants are exercisable within three years and are subject to a mandatory conversion should the Great Basin share price reach $6.30 (ZAR45.72) .

            Tranter Burnstone borrowed $29 million (ZAR200million) from Investec (a commercial bank in South Africa) to settle the purchase consideration of the 812 Southgold shares. The security for the loan comprised, amongst others, a loan guarantee in terms of which each of N5C Resources Inc., N6C Resources Inc. or Rodeo Creek Gold Inc. (all wholly owned subsidiaries of Great Basin) is obliged in the event of default by Tranter Burnstone on any of its repayments to Investec at any time for the first four years to lend not more than $11.6 million (ZAR80million) to Tranter Burnstone in order to settle such interest payment obligations.

            In October 2000 Southgold entered into a Prospecting Agreement with, amongst others, GFL Mining Services Limited (a subsidiary of Gold Fields Limited) (“GFL”) in terms of which Southgold was entitled to prospect for minerals on certain mineral rights owned by GFL and in terms of which Southgold was granted an option to acquire these mineral rights. Southgold exercised the option to acquire the mineral rights and the consideration was payable in a cash component (on date of acquisition) of $6.4 million (ZAR33.5 million) and a net smelter royalty component payable on any gold extracted from the acquired mineral rights.

            As part of the BEE transaction, Southgold entered into the Memorandum of Agreement in terms of which Southgold paid $11.6 million (ZAR80million) to GFL in full and final settlement of the net smelter royalty payable in terms of the Prospecting Agreement.

            By concluding this BEE transaction, Great Basin complied with the provisions of section 22 of the Mineral and Petroleum Resources Development Act, 2002, which enabled the company to submit its application for the Mining Rights over the Burnstone Project, which was submitted in September 2007.

            The Department of Minerals and Energy (“DME”) acknowledged receipt of the application for a mining right and the processing thereof is underway. The processing and granting of an application for a mining right by the DME takes in the order of 12 months to complete.

Access, Climate and Physiography

            The Burnstone Project is located about 80 km (50 mi) southeast of Johannesburg and just east of Balfour, in the Mpumalanga Province of the Republic of South Africa (Figure 4). The property is situated in a physiographic region known as the South African Highveld, lying at an altitude of 1,670 m (5,480 ft). Topographic relief in the area is primarily gently rolling grassland terrain.

– 26–	Annual Information Form and Form 40-F

The area has a mild climate, with about six weeks of chill and frost in mid-winter (July-August). Due to the relatively high altitude the winter nights can be cool. The rainy season occurs during the summer and drought conditions usually prevail in winter. Summer rainstorms can be intense and hailstorms also occur.

            The project is located close to a major highway; several roads cross the property, which access the village of Balfour. The property is also crossed by national Eskom grid power lines and by two rail lines, one being the main Johannesburg, Durban trunk line. The Rand Water Board’s main water trunk into Balfour has excess pipeline capacity sufficient to service the mine/mill needs.

Figure 4 Geology of Witwatersrand Basin and Location of Burnstone Project

– 27–	Annual Information Form and Form 40-F

Mineral Rights Holdings

MP30/5/1/1/2/1030
MP 30/5/1/1/1038
MP30/5/1/1/2/1059
MP30/5/1/1/2/1065
MP 30/5/1/1/1101
MP 30/5/1/1/1218
MP30/5/1/1/2/1469
MP30/5/1/1/2/22
MP30/5/1/1/2/656
MP30/5/1/1/2/703
Puma
N
1:200000

Great Basin Gold Ltd

Prospecting Rights 2008

Figure 5 Burnstone Mineral Rights Ownership

– 28 –	Annual Information Form and Form 40-F

            Southgold and Great Basin have been actively securing additional land holdings in the area, and divesting their interest in lands of little geological merit. As a result, the property now encompasses approximately 30,000 hectares (85,633 acres).

            The project is situated on portions of 32 farms, including portions of 6 farms that are contiguous over the Area 1 (Rietbult Estates 505 IR, Vlakfontein 556 IR, Brakfontein 513 IR, Vankolderskop 547 IR, Balfour 557 IR, and Bantoedorp 555 IR) and Area 2 (Vankolderskop 547 IR, Dagbreek 551 IR, Rietvalei 546 IR, Rustfontein 548 IR, Springfontein 549 IR, Vlakfontein 556 IR, Brakfontein 513 IR, and Vankolderskop 550 IR) deposits, as shown in Figure 5.

            The right to explore and acquire mineral rights on portions of the farm Doornhoek 577 is optioned to the company by Puma. The option will terminate 14 days after the last assay in respect with the boreholes on the farm are received by the company and Puma. To date, these test results have not yet been received. The company has to pay an option exercise price of US$8 per ounce of the estimated total gold content on these portions as determined by an independent study. We believe these farms represent approximately 435,000 of the ounces in the additional measured and 29,000 of the ounces in the additional indicated categories at Burnstone, using a 400 cmg/t cut-off.

            Any further surface rights required will be acquired in accordance with South African mining land tenure regulations should the Burnstone Project proceed to development.

Property Geology

            The Witwatersrand Basin is underlain by an Archaean (>3.1 Ga [billion years ago]) granite-greenstone basement and rocks of the 3,086 – 3,074 Ma Dominion Group, and is unconformably overlain by the Ventersdorp (2.7 Ga), Transvaal (2.6 Ga) and Karoo (280 Ma [million years ago]) Supergroups. Prior to 1990, it was widely believed that the Archean granites represented the floor upon which the sediments had been deposited. However, recent U-Pb isotope dates of granites adjacent to the Basin indicate that several intrusions were emplaced between 3,074 and 2,714 Ma and that each event might have predated sedimentation in the basin.

            The Witwatersrand deposits probably represent gold concentrations, called placer deposits (or “reefs”, in local mining terminology), hosted by within coarse-grained sediments (conglomerates) deposited in braided stream channels on broad river plains. Economic gold concentrations commonly extend for several km down the dip, and for up to 50 km (30 mi) along strike of the sedimentary rock units. Gold occurs as detrital grains in nugget-like shapes and secondary (re-crystallized) grains, ranging in size between 0.005 and 0.5 mm diameter.

            The Witwatersrand Basin has been affected by several structural events. Many studies now differentiate between deformation that was taking place during deposition of the Witwatersrand sediments and subsequent deformation. Deformation that occurred during the deposition of the sediments played a key role in the distribution and thickness of the host rocks as well as the occurrence of the gold-bearing reefs. Later faulting and buckling of the sequence determined which parts of the basin remained buried, and the depths to mineable horizons.

            The South Rand area is located in the north eastern part of the Witwatersrand Basin. In the South Rand, the Witwatersrand sequence is thinner than in other parts of the Basin. The West Rand Group, comprising about 1,500 m (4,920 ft) of alternating quartz arenite and shale units, unconformably overlies the Archaean granite-greenstone basement rocks. The overlying Central Rand Group strata are approximately 900 m (2,950 ft) thick and include the Kimberley Reef horizon, which is the main gold-bearing unit on the Burnstone Project. The Johannesburg Subgroup, including the Bird amygdaloidal lava and the Kimberley shale, is about 300 m (985 ft) thick. The Turffontein Subgroup is approximately 600 m (1,970 ft) thick and is made up of a sequence of quartz arenites and conglomerates that correlate with the Elsburg Formation.

            An 18-km (11-mi) long northwest-southeast gold trend has been outlined on the Burnstone Project that appears to be associated with a large braided channel system extending over the property. Drilling has also shown that two northwest-southeast trending sub-parallel faults, spaced four kilometres apart, have uplifted the central portion of the gold corridor.

– 29–	Annual Information Form and Form 40-F

As a result, a substantial portion of the gold-bearing horizon along the main deposit trend lies between 250 and 750 m (820-2,640 ft) in depth, which is relatively shallow for Witwatersrand gold deposits. The average thickness of the reef is 35 cm.

Exploration History

            Gold exploration and development commenced in the South Rand goldfield in 1887 and several small mines operated there between 1892 and 1962. The activity has followed improvements in the gold price, except in the late 1960s when a high uranium price revived interest in the area for potential gold-uranium production. Exploration drilling in the Burnstone Project area was conducted intermittently during the period 1974 to 1993, initially by Union Corporation, and later by Gencor. During this period, six holes were also drilled by Anglovaal Mining Limited.

            Southgold acquired the Rietbuilt Estates ground in 1999, and then acquired Gold Fields’ Burnstone Project and the related Avmin ground in 2000. In 2000, Southgold acquired a significant number of surrounding properties that were held by private individuals. Eighteen boreholes were drilled by Southgold between 1999 and July 2002. Prior to August 2002, Southgold commissioned Global Geo Services (Pty) Ltd to estimate the mineral resources of Area 1 and 2, located in the north-central part of the property.

            In August 2002, Great Basin commissioned GeoActiv (Pty) Ltd to complete a geological review of the project and resource estimates for Area 1 and 2, and Behre Dolbear & Company to review the engineering considerations for the Burnstone Project. Great Basin acquired the right to purchase Southgold in November 2002 and commenced a drilling program in January 2003. Great Basin drilled approximately 65,190 m (214,000 ft) in 101 master holes and deflections on the property in 2003. Thirty holes were drilled at Area 1 from January-April, and expenditures met Great Basin’s initial US$1.5 million commitment. Great Basin’s staff and South African consultants compiled new data from drilling with historic information, and updated the geological model for the Area 1 deposit, and Behre Dolbear estimated the Area 1 mineral resource in June 2003.

            From July to December 2003, two phases of drilling were done and engineering studies for underground development of the Area 1 deposit were initiated. Fifteen holes were drilled in Area 1, 42 holes in Area 2 and 14 holes in Area 3, located south-east of Area 2. The Area 1 drilling program focused on defining the location of faults in the deposit. Area 2 drilling was to further define and delineate the gold deposit so that it could be incorporated into the development planning underway on Area 1. Drill holes in Area 2 were spaced at 400-1,000 m (1,310-3,280 ft) over an area of 3.5 km by 3 km (2.2 mi by 1.9 mi). At Area 3, holes were mainly drilled at 300 m (985 ft) spacing along two fences, 500 m (1,640 ft) apart.

            The 2004 program in Area 1 focused on refining the location of structures, and decreasing the drill spacing in portions of the deposit The Area 2 deposit was drilled at a spacing of 350-700 m (985-2,300 ft) over an irregular area of 3 km (1.9 mi). In June 2004, the Company announced updated resource estimates for Area 1 and Area 2 based on drilling to April. In Area 1, estimated measured and indicated resources were 29.2 million tonnes grading 5.73 g/t, containing 5.4 million ounces of gold at a 350 cmg/t cut-off were used as the basis for the pre-feasibility study for Area 1, completed in November 2004.

            From January 2003 to October 2004, Great Basin drilled 125,000 m (410,100 ft) of NQ core in 193 drill holes in Areas 1-4.

            A resource estimate was announced in February 2005 that was superseded by an estimate in December 2005, done in conjunction with the Burnstone Feasibility Study, further detailed below under Estimates of Mineralization.

            Positive results were received from a Feasibility Study of Area 1 of the Project in May 2006. The Study used measured and indicated mineral resources outlined by drilling on the Burnstone Project to December 2005 which, at a 400 cmg/t cut-off, are 29.0 million tonnes grading 7.63 g/t, containing about 7.1 million ounces. Of these, 19.8 million tonnes grading 9.22 g/t are measured and 9.2 million tonnes grading 4.20 g/t are indicated. These Mineral Resources include the Mineral Reserves in the Table below.

– 30 –	Annual Information Form and Form 40-F

Key parameters and results of the Study on a 100% Project basis are tabulated below.

Table 5.Burnstone project – May 2006 feasibility study results

Pre-tax results, Gold Price of US$450/oz, 100% ownership and 100% equity finance ZAR/US$ exchange rate of ZAR7.00 = US$1.00
Proven & Probable Reserves (4 g/t cut-off)	15.9 million tonnes grading 4.65 g/t**, containing 2.4 million ounces
Gold recovery	95%
Annual gold production	214,000 ounces at full production
Life of mine gold production	2.26 million ounces
Mine life	14 years including 4 years pre-production
Full Employment	2,000 people
Capital Costs	ZAR (millions)	US$ (millions)
Total	1,013	144.5
Operating Costs	ZAR/t milled	US$/t milled
Total	256.41	36.65 (rounded)
Cash costs	ZAR/kg	US$/oz
Mine Site Costs	57,256	254.42
All-in Costs	72,714	323.11
Pre-tax cash flow	ZAR (millions)	US$ (millions)
Average annual	183	26
Life of Mine	2,006	287
Financial results	ZAR (millions)	US$ (millions)
Net Present Value (5% discount)	972.3	138.9
Internal Rate of Return	18.3%
**net of dilution factor applicable to grade

            The proved and probable reserves have been determined in terms of Canadian regulations under NI 43-101, which differ from the U.S. Securities and Exchange Commission’s standards for such classification.

            Sensitivity analyses done on several of the key parameters for the Project indicate a robust financial result for the project, which is more sensitive to changes in exchange rate and gold price than to changes in capital and operating costs.

Sampling and Analysis update

            All drilling on the project has been in core holes. Highly detailed and informative drill logs, including down-hole survey records, are available for most historic holes. The core was sampled by being sawn in half with a diamond saw, and so half cores are remaining. GeoActiv states that it can confidently be assumed that the geographic location or the collars of all drill holes were determined by a qualified land surveyor, using the best equipment available at the time of surveying. A qualified land surveyor using modern equipment for the SG series drill holes surveyed collar positions. Down-hole survey records are available for most historic drill holes and numerous drill hole collars were surveyed by qualified surveyors.

            All historic drill holes within the Project area were drilled vertically from their collars. Up to six deflections were wedged off these holes in order to increase the number of reef intercepts for each set-up. For the Gencor holes, coring commenced at depths where solid core could be obtained, except when drilling past the top parts of wedges. Most historic holes and the recent SG-series are BX or BQ size.

– 31 –	Annual Information Form and Form 40-F

            Between January 2003 and December 2004, Great Basin completed 193 primary boreholes and 611 wedged holes on main gold trend on the property. Drill core was boxed at the drill and shipped daily to the secure logging facility at Balfour, South Africa. At Balfour, the drill core was photographed, geologically logged and selectively sampled. A detailed protocol established by GeoActiv (Pty) Ltd. was used to ensure sampling of the primary target Kimberley Reef rock cores was done correctly and the pertinent sampling information recorded for resource analysis studies. Digital photographs were taken of each box of core and the images archived on CD-ROM.

            Core recovery is generally very good, averaging 99.7% for the sampled intervals, 97.6% of which have 100% recovery. In addition to this, numerous specific gravity measurements were taken prior to sampling from marked intervals in the Kimberley Reef and surrounding wall rocks.

            Samples are shipped to SGS Lakefield Research Africa (Pty) Limited (SGS) of Johannesburg, South Africa for sample preparation and analysis. SGS analysed triplicate 50 g samples lead collection fire assay with Atomic Absorption Spectrometry (AAS) or Gravimetric finish. Silver is analysed by AAS; sulphur by Leco Furnace; Uranium by X-Ray Diffraction and trace elements by Total Digestion ICP-OES. Acme Analytical Laboratories Ltd. (Acme) of Vancouver, Canada analyzed the check samples. Overall, the results are good, lending credence to the accuracy of the analytical results.

Quality Control

            Samples are placed in bags and sealed with numbered “Pull-Tite” chain of custody security seals and stored in a locked and secured Southgold building prior to deliver to the analytical laboratory. In addition to the regular mainstream samples, quality control/quality assurance (QAQC) samples were inserted in the sample stream by GeoActiv at Balfour for preparation and analysis at the analytical laboratory. Standard reference samples were inserted as pulps, and blank samples (taken from the overlying drab quartzite) were inserted as half core splits within the regular sample number sequence. The identities of the standards and blanks were not revealed to analytical laboratory. Duplicate samples were selected and shipped to a second laboratory for analysis.

Security of Samples

            The older cores and records are currently stored at the Gold Fields Geological Centre and core storage facility located at Oberholzer, South Africa, located immediately north of the town of Carletonville. Materials from the latest drilling program by Southgold and all drilling by Great Basin are stored in a facility at Balfour.

Burnstone Optimized Feasibility Study and Phase I Development

            In May 2006, we announced the results of the Burnstone feasibility study, as a result of which we moved to the permitting stage, initiated pre-production activities and secured financing to construct the surface facilities and the shaft component.

            In June 2007 we announced the results of the Updated and Optimized Feasibility Study, as described in the “Technical Report on the Update and Optimisation of the May 2006 Feasibility Study for the Burnstone Project, Balfour, Mpumalanga Province, Republic of South Africa” dated June 21 2007 (the “Optimized Feasibility Study”), prepared by international mining consultants Behre Dolbear & Company Ltd., based on a full review of the results of the components of the Burnstone Feasibility Study by Derek Rance, P.Eng., who is an independent qualified person as defined by NI 43-101. Individual components of the study were completed by the following South African consultants, each of which is an independent qualified person under NI 43-101:

  Geology and mineral resources were reviewed and updated for the Burnstone Feasibility Study by Harry Meadon, Pr.Sci.Nat., of HM Exploration CC, and Deon van der Heever, Pr.Sci.Nat., of GeoLogix Mineral Resource Consultants (Pty) Ltd.

– 32 –	Annual Information Form and Form 40-F

  Mineral reserves, mine planning and design aspects were developed by Turgis Consulting (Pty) Ltd., under the supervision of Clive Brown, Pr.Eng, MSAIMM.

  Mill process and plant design work was done by MDM Ferroman, and metallurgical testwork by Mintek Laboratories, all under the supervision of David Dodd, FSAIMM, of MDM Ferroman.

  Environmental & permitting, tailings, water supply and infrastructure studies were conducted by Knight Piesold (Pty) Ltd. and other subcontractors, under the supervision of Joanna Goeller, Environmental Impact Assessment Practitioner, and R.J. Scheurenberg, Pr.Eng.

            Since the initial feasibility report in May 2006, additional surface exploration drilling and mine planning has taken place. Inclusion of Area 2 for consideration of mining, and expansion of Area 1 have increased the available ounces of gold that can be accessed for development and extraction at the Burnstone Project from 2.4 million ounces to 3.5 million ounces, an increase of 46% (Table 7).

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following table uses the terms “measured resources” and “indicated resources”. We advise investors that while these terms are recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. See “Risk Factors”.

Table 6. Burnstone Project Measured and Indicated Resources January 2007
Used for Optimized Feasibility Study

Category	Cut-off cmg/t	Tonnes	Grade g/t	Contained Gold Oz
Measured	350	26,221,000	8.99	7,582,000
	400	21,045,000	9.69	6,555,000
Indicated	350	9,262,000	4.53	1,348,000
	400	8,245,000	4.28	1,135,000
Measured &	350	35,483,000	7.83	8,930,000
Indicated	400	29,291,000	8.17	7,690,000

            The Company’s rights to two of the farms (portions of Doornhoek 577 IR), which are outside of those included in the 2006 Burnstone Feasibility Study, are subject to an option from Puma as described in Item 4. These farms represent approximately 435,000 of the ounces in the additional measured and 29,000 of the ounces in the additional indicated categories at Burnstone, using a 400 cmg/t cut-off and have been included in the table above.

            For the Optimized Feasibility Study, Area 1 was re-evaluated, the mine design was improved and proven technology incorporated. This mining region is planned to be accessed through a single decline for personnel and equipment with a vertical shaft with a depth of 495 m (1,625 ft) being used for the hoisting of ore and waste. The Area 2 will be accessed through a twin decline for personnel and equipment as well as the extraction of ore and waste. The two operations are in close proximity and will share surface infrastructure, systems and business services. Under the optimized scenario, the annual production rate is increased by 19% to 254,000 ounces.

Table 7. Burnstone Gold Project Mineral Reserves at 4 g/t gold cut-off June 2007

Category	Tonnes	Grade g/t	Contained Gold Oz
Proven	21,453,000	4.52	3,115,000
Probable	2,683,000	4.19	361,000
Proven & Probable	24,100,000	4.5	3,477,000

** The Mineral Reserves are contained within the Mineral Resources in Table 5 above.

– 33 –	Annual Information Form and Form 40-F

            The key results from the optimized study, based on a long term gold price of US$550/oz, an exchange rate of South African Rand (ZAR) 7.50 to the US Dollar (US$) and a discount rate of 5%, are summarized below:

Table 8. Burnstone Project Optimized Feasibility Study Results – June 2007

Metallurgical Recovery	95%
Recovered Gold (LoM)	3.3 million oz
Average Annual Gold Recovery	254,000 oz during mill life
Pre-production period	4 years to end of 2009
Mill start-up (100,000 tonnes per month)	Jan 2010
Mill full production @ 175,000 tonnes per month	8.5 years to March 2020
All-in capital and operating costs	US$355 per oz ZAR 82,917 per kilogram
Cash mine operating costs	US$283 per ounce ZAR 66,091 per kilogram
Capital Cost	US$238 million ZAR 1,787 million
Life of Mine	19 years including 4 years pre-production
IRR NPV (5%) NPV (10%)	23.5% US$322 million US$156 million
Payback	42/3 years after mill start-up

            At a gold price of US$650 the NPV of the project at a 5% discount rate increases to US$519 million and the IRR to 31.97% .

Mine Plan

            The Burnstone Optimized Feasibility Study recommends flexible, mechanized materials handling and conventional narrow reef underground mining of the Burnstone deposit, utilizing a combination of a decline and a vertical shaft for access for Area 1 and a twin decline for Area 2. Development will occur in two phases. First, a 4.5 -m wide by 4.8 -m high decline will be developed to enable early access to the ore body for some mining. A 26,000 tonne bulk sample will be extracted and processed in order to confirm previous metallurgical test work. Second, a 7.5 -m diameter vertical shaft will be developed and commissioned and then a twin 4.5 -m wide by 4.8 -m high decline will be developed for Area 2. During July 2006, construction of the decline commenced, and as at December 2007, the decline had advanced to 1,283.2 m from the portal entrance. At full production, miners and equipment will use the decline for access and the shaft for hoisting ore and mine rock to surface. Full employment would entail approximately 2,000 people. Our test program is being conducted in accordance with the Minerals Act 50 of 1991 which continues to have application pursuant to the Minerals and Petroleum Resources Development Act, 2002 (the “MPRDA”). Although our revised environmental management plans submitted to the DME have not yet been approved, we believe that all our pre-development work undertaken to date has been in accordance with the standards prescribed by the applicable legislation.

– 34 –	Annual Information Form and Form 40-F

            The Burnstone processing plant has been designed with a nominal capacity of 175,000 tonnes per month, and consists of conventional crushing, grinding and ball milling, followed by gravity separation and carbon-in-leach treatment prior to gold refining. Expected metallurgical recovery is 95%, with 3.3 million ounces expected to be recovered over the 19-year mine life.

Exploration Program Progress

            The ongoing exploration program, comprising of infill and step-out drill holes, is designed to upgrade and expand the mineral resources in Area 1 and Area 2 and continues to return good results. A new estimate of the mineral resource was announced in February 2008 (see item 5 Burnstone Property, Recent Exploration and Information and Estimates of Mineralization).

            The Company is currently advancing the first of a two stage development program designed to take the Burnstone Project to production. The current program, involving construction of a decline and taking a bulk sample is underway. To mid February 2008, the decline had progressed to approximately 1,430 meters from the portal entrance and trial mining is expected to commence in the second half of 2008.

Estimates of Mineralization

            Results from 15 additional drill holes have been incorporated into the resource model (database of 245 holes) and new mineral resources estimated, which are tabulated below. Although the undiluted average grade has decreased by 16% to 6.9 g/t, total contained gold in the measured and indicated resources has increased by 41% to approximately 11 million ounces. At the cut-off grade of 400 cmg/t gold (the equivalent of 4 g/t over 1 meter) highlighted below, 3.2 million ounces of gold have been added to the total measured and indicated resources (an increase of 41%) and approximately 2.0 million ounces have been added to the inferred resources (an increase of 486%).

            The estimates were done using a geostatistical method by Deon van den Heever, Pr.Sci.Nat., of Geologix Mineral Resource Consultants (Pty) Ltd., an independent Qualified Person as defined by Canadian Securities Regulations in National Instrument 43-101.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following table uses the terms “measured resources” and “indicated resources”. We advise investors that while these terms are recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. See “Risk Factors”.

Table 9. Burnstone Measured and Indicated Mineral Resources, January 2008

Category	Cut-off cmg/t	Tonnes	Grade g/t	Contained Gold[2] Oz
Measured	350	39,000,000	7.56	9,474,000
	400	33,800,000	7.80	8,484,000
Indicated	350	15,700,000	4.95	2,503,000
	400	15,100,000	4.89	2,372,000
Measured + Indicated	350	54,700,000	6.81	11,977,200
	400	48,900,000	6.90	10,856,000

– 35 –	Annual Information Form and Form 40-F

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term ‘inferred resources’. We advise investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a mineral reserve. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. See “Risk Factors”.

Table 10. Burnstone Project, Inferred Mineral Resources, January 2008

Category	Cut-off cmg/t	Tonnes	Grade g/t	Contained Gold[2] Oz
Inferred	350	18,600,000	4.42	2,642,000
	400	17,000,000	4.37	2,394,000

Notes to tables:
(1) Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(2) Metallurgical recoveries are assumed to be 100%.

As the exploration program is continuing, further updates will be forthcoming.

Significant plant acquisition

            During the year ended December 31, 2007 the Company acquired a second-hand metallurgical plant from Morobe Consolidated Goldfields Ltd for a total consideration of US$5,600,000.

            The plant was purchased by Southgold Exploration, and will be constructed on the Burnstone Property and be utilized by the Burnstone operations. Shipment of the plant commenced under the supervision of a third party contractor and the first dispatch arrived in South Africa on November 27, 2007. The containers were transported to and are currently on the Burnstone Property. The second dispatch is currently underway to South Africa and is expected at the Durban port by the end of April 2008. Components will have to undergo refurbishment before construction of the plant. Construction is expected to be completed by third quarter of 2009, commissioning during the fourth quarter of 2009 and the plant to be put into operation at the latest January 2010.

Plans for 2008

  At Burnstone the Company plans to develop the decline to the position where the first reef drive will be established to commence with the 26,000 tonne bulk sample in the second part of the year.

  In addition, while the development of the decline is expected to continue to shaft position, the shaft sinking contractor will continue with site establishment with the objective of sinking the shaft down to 501 m below surface.

  The Company also plan to commence with the refurbishment of the metallurgical plant which was purchased in 2007.

  Exploration will continue at Burnstone, the focus being Area 4 which is adjacent to Area 1. The plan is to increase the resource of the Burnstone Project area.

– 36 –	Annual Information Form and Form 40-F

ITEM 6.        RISK FACTORS

            An investment in our securities is highly speculative and subject to a number of risks. A prospective purchaser of our securities should carefully consider the information described in this AIF.

            General Mining Risks

There is no assurance that our mineral resources will ever be classified as reserves under the disclosure standards of the Securities and Exchange Commission.

            The mineralized material at our properties is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but no part of any of our properties’ mineralization is yet considered to be a reserve under United States mining standards, as all necessary mining permits would be required to be on hand on issuance imminent in order to classify the project’s mineralized material as an economically exploitable reserve.

The exploration for and development of mineral deposits involves significant risks.

            Mineral resource exploration is a speculative business and involves a high degree of risk. We have completed feasibility studies which outlines mineral reserves at both Burnstone and Hollister properties. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few explored properties are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by us will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

            The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in us not receiving an adequate return on invested capital.

            The figures for mineral resources included herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

            The significant risks of mineral exploration to which we are subject include risks relating to exploratory drilling. Due to the worldwide upturn in the mineral exploration industry, it has become more difficult for companies exploring for minerals to secure drilling rigs and drilling personnel on a timely basis. In addition, costs relating to exploratory drilling are currently rising. We may not be able secure drilling contractors, rigs and personnel during our desired time periods and at our expected costs.

Our properties have not produced any commercial ore.

            Our mineral projects, including the Hollister Property and the Burnstone Project, are in the exploration and development stages and we have a feasibility studies that outlines mineral reserves at both the Hollister Project and the Burnstone Project under NI 43-101 standards. Although we believe that the available exploration data is encouraging regarding these properties, there can be no assurance that a commercially mineable ore body exists or is extractable on any of our properties. There is no certainty that any expenditure made in the exploration of our mineral properties will result in the discovery or extraction of commercially recoverable quantities of ore.

– 37 –	Annual Information Form and Form 40-F

A substantial or extended decline in gold prices would have a material adverse effect on our business.

            Our business is dependent on the price of gold (for the Burnstone and Hollister projects), which is affected by numerous factors beyond our control. Factors tending to put downward pressure on the price of gold include:

  Sales or leasing of gold by governments and central banks;

  a weak US dollar of late may strengthen at some point;

  Global or regional recession or reduced economic activity;

  Speculative trading; and

  Decreased demand for industrial uses, use in jewellery or investment as gold prices rise.

            If gold prices were to decline significantly for an extended period of time, we might be unable to continue with the exploration and development of our properties or fulfill our obligations under our agreements or under our permits or licenses. As a result, we may lose our interest in or be forced to sell some of our properties.

Although we have no reason to believe that the existence and extent of any of our properties is in doubt, title to mining properties is often subject to potential claims by third parties claiming an interest in them.

            Our mineral properties may be subject to previous unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. Our mineral interests consist of mineral claims, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt. The failure to comply with all applicable laws and regulations, including the failure to pay taxes, complete filings and other necessary applications or to carry out and file assessment work, may invalidate title to portions of the properties where our mineral rights are held.

We are not able to obtain insurance for many of the risks that we face.

            In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in an increase in costs and a decline in the value of our securities.

            We are not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products resulting from exploration and production) has not been generally available to companies in the mineral exploration and mining industry. Management periodically evaluates the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance, and if we become subject to environmental liabilities, the payment of such liabilities would reduce or eliminate our available funds or could exceed the funds we have to pay such liabilities and result in bankruptcy. Should we be unable to fund fully the remedial cost of an environmental problem, we might be required to enter into interim compliance measures pending completion of the required remedy.

– 38 –	Annual Information Form and Form 40-F

Risks More Specifically Relating to the Hollister Property

Investors should not place undue reliance on the Hollister Feasibility Study

            The Hollister Feasibility Study prepared on the HDB was prepared to quantify the capital and operating cost parameters and to determine the project’s likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.

            The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the ultimate feasibility of the Hollister Project. The mineralized material at the Hollister Project is currently classified as a measured and indicated resource as well as proven and probable reserve under NI 43-101. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods proposed in the Feasibility Study, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, final costs could be materially different from those contained in the Feasibility Study. There can be no assurance that infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

            The Feasibility Study assumes specified, long-term price levels for gold of US$550/oz. The price of this metal has historically been volatile, and the Company has no control of or influence on its price, which is determined in international markets. There can be no assurance that the price of gold will remain at current levels or that it will not decline below the prices assumed in the Feasibility Study. Prices for gold have been below the price ranges assumed in Feasibility Study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms.

            Other general risks include those typical of very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

Permit restriction on production

            At Hollister, production is expected to commence during the second quarter of 2008. The permitted production of the Hollister Project is currently limited to 120,000tons over a period of five years in accordance with current permitting received. In 2008, the Company expects to produce 80,000oz gold equivalent from approximately 55,000 tons of ore at the Hollister Project.

We could incur substantial costs due to the environmental impact of our mining operations

            The Company’s activities at Hollister are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection. We must obtain governmental permits and provide associated financial assurances to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

            Failure to comply with the appropriate environmental laws can lead to injunctions, damages, suspension or revocation of permits and the imposition of penalties. There can be no assurance that the Company has been or will at all times be in complete compliance with such laws or permits or that the cost of complying with current and future environmental laws and permits will not materially adversely affect our future cash flow, results of operations or financial condition.

– 39 –	Annual Information Form and Form 40-F

Changes in mining legislation could adversely affect our operations.

            The Bumpers-Rahall Bill that aims to overhaul the General Mining Law of 1872 is currently being considered by the US Legislature. This Bill encourages development of hardrock minerals on public lands. They indicated that the Bush Administration would consider a royalty on hardrock mining on public lands. Should the Bill be enacted into law the royalty provisions, whether should be gross or net profits, could adversely affect continued mineral production at Hollister.

Risks More Specifically Relating to South Africa and the Burnstone Project

General

            A substantial part of our properties and operations are located in South Africa and are exposed to the political and economic risks relating to South Africa. These risks may include political and economic uncertainty and related currency fluctuations.

We are subject to exchange control regulations that may affect our ability to borrow funds and guarantee obligations of our subsidiary.

            South African law provides for exchange control regulations which restrict the export of capital by residents from the common monetary area, which includes South Africa. These regulations apply to transactions involving South African residents, including both natural persons and legal entities. These regulations also affect our ability to borrow funds from non-South African sources for use in South Africa and to repay these borrowings from South Africa and, in some cases, our ability to guarantee the obligations of any subsidiaries, which may be formed by us from time to time, with regard to these borrowings. Although the government has expressed an intention to gradually relax exchange control regulations with a view to ultimately doing away with exchange controls, there is no certainty that exchange control regulations will be reduced or eliminated.

Investors should not place undue reliance on the Burnstone Feasibility Study

            The Burnstone Feasibility Study prepared on the Burnstone Project was prepared to quantify the Burnstone Project’s capital and operating cost parameters and to determine the project’s likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.

            The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the ultimate feasibility of the Burnstone Project. The mineralized material at the Burnstone Project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Burnstone Project’s mineralization is yet considered to be a reserve under US Securities and Exchange Commission standards, as all necessary mining permits would be required to be in hand on issuance imminent in order to classify the project’s mineralized material as an economically exploitable reserve under such standards.

            Although final feasibility work has been done to confirm the mine design, mining methods and processing methods proposed in the Feasibility Study, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, final costs could be materially different from those contained in the Feasibility Study. There can be no assurance that infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

– 40–	Annual Information Form and Form 40-F

            Although the Company has not yet been allocated a mining right at the Burnstone Project, the Company submitted its application for the Mining Rights over the Burnstone Project in September 2007 to the Department of Minerals and Energy (“DME”). The DME has acknowledged receipt of the application and has commenced with the processing thereof. The processing and granting of an application for a mining right by the DME takes approximately 12 months to complete.

            The Feasibility Study assumes specified, long-term price levels for gold of US$550/oz. The price of this metal has historically been volatile, and the Company has no control of or influence on its price, which is determined in international markets. There can be no assurance that the price of gold will remain at current levels or that it will not decline below the prices assumed in the Feasibility Study. Prices for gold have been below the price ranges assumed in Feasibility Study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms.

            Other general risks include those typical of very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics of the Burnstone Project are sensitive to the US Dollar and South African Rand exchange rate, and this rate has been subject to large fluctuations in the last several years.

Changes in mining legislation could adversely affect our operations.

            Our business could be adversely affected by changes in government regulations relating to exploration, mining and the environment. In South Africa, in order to maintain security of tenure of our mineral properties, we will be obliged to comply with the MPRDA, the associated regulations and the socio-economic scorecard. As a result of this new legislation, the South African government exercises control over the granting of prospecting and mining rights, beneficiation, mineral exports and taxation. Applications for prospecting and mining rights are required to demonstrate their eligibility based on their compliance with a number of black economic empowerment criteria. These include factors such as ownership, employment equity, human resources development and procurement policy.

Receipt and retention of prospecting and mining rights cannot be guaranteed.

            In South Africa, although we have successfully converted most of our old prospecting rights to new order prospecting rights and have the exclusive right to apply for new order mining rights, there is no certainty that such rights will be granted. In addition, new order prospecting or mining rights may be suspended or cancelled where the DME, having followed the requisite procedures under the MPRDA, determines that the holder is in breach of the provisions of the MPRDA or the terms under which such new order prospecting or mining rights were granted. Similarly, rights could be suspended under related legislation in respect of health and safety and the environment, including where the mineral is not mined optimally in accordance with the relevant work programme. The MPRDA has also significantly increased the potential penalties and restrictive provisions relating to environmental management, environmental damage or pollution resulting from prospecting or mining activities.

Non-compliance with black economic empowerment initiatives could affect our ability to secure mining rights.

            In South Africa, we are required to comply with local procurement, employment equity, ownership and other regulations which are designed to redress historical social and economic inequalities and ensure socioeconomic stability. We embrace and will participate in initiatives intended to redress historical social and economic inequalities. We consider these initiatives to be a strategic imperative and we recognize the risk of not pursuing them vigorously or of them not succeeding.

            In October, 2002, the government and representatives of South African mining companies and mineworkers’ unions reached broad agreement on the Mining Charter, designed to facilitate the participation of HDSAs in the country’s mining industry. Non-compliance with the provisions of the Mining Charter could lead to loss of mining and related rights.

– 41–	Annual Information Form and Form 40-F

            The Mining Charter’s stated objectives include the:

  expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;

  expansion of the skills base of such persons;

  promotion of employment and advancement of the social and economic welfare of mining communities; and

  promotion of beneficiation within South Africa.

            The Mining Charter requires mining companies to ensure that HDSAs hold at least 15% ownership of mining assets or equity in South Africa within five years and 26% ownership within ten years from the effective date of the MPRDA. The Mining Charter further specifies that the mining industry is required to assist HDSAs in securing financing to fund their equity participation up to an amount of ZAR100 billion within the first five years after the implementation of the MPRDA. Beyond this ZAR100 billion commitment, the Mining Charter requires that participation of HDSAs should be increased towards the 26% target on a willing buyer – willing seller basis. The sale of such equity or ownership to HDSAs will dilute common shareholders’ interest in us or the Burnstone Project.

            We cannot be certain that we will continue to be in compliance with the BEE requirements, which theoretically can be changed by legislative acts of the South African government at any time. Other future events or circumstances could result in our non-compliance if, as possible examples, our BEE partner disposes of a sufficient number of the approximately 19.94 million of our shares purchased by it , or if our BEE partner is diluted out of or otherwise loses its interest in such shares or in any interest it may acquire in our Southgold subsidiary.

            In addition, mineral rights to 6% of the measured and indicated mineral resources are held by Puma and have been optioned to us. The option granted by Puma is currently valid. We will need to exercise the option in order to secure rights in these farms in the long term.

We could incur substantial costs due to the environmental impact of our mining operations.

            Our operations are subject to South African environmental legislation and regulations, specifically the MPRDA and the National Environmental Management Act, 1998 (“NEMA”). Of these, the provisions of NEMA are particularly far-reaching, especially s.28 thereof, which states that every person who causes, has caused or may cause significant pollution or degradation of the environment must take reasonable steps to prevent such pollution or degradation from occurring, continuing or recurring, or in so far as such harm to the environment is authorised by law or cannot reasonably be avoided or stopped, to minimise and rectify such pollution or degradation of the environment. Some have speculated that section 28 of NEMA may have introduced the principle of strict liability with respect to the causation of environmental impacts. The reach of the relevant provisions of NEMA, however, are still to be interpreted by the South African courts.

            Under the MPRDA, companies that undertake mining activities must make financial provision for rehabilitation liabilities to the satisfaction of the DME, and directors of companies may be held jointly and severally liable for any unacceptable negative impact on the environment, including damages caused by the company which they represent.

– 42–	Annual Information Form and Form 40-F

            Under the National Water Act, 1998, the owner of land, controller or occupier of land on which any activity or process is or was performed or undertaken or on which any situation exists that causes, has caused or is likely to cause the pollution of a water resource, must take all reasonable measures to prevent such pollution from occurring, continuing or recurring.

            The Department of Environmental Affairs and Tourism and the Department of Water Affairs and Forestry may issue administrative directives to enforce the provisions of NEMA and the National Water Act to take specific anti-pollution measures, continue with those measures and/or to complete those measures.

Foreign investments and operations in South Africa are subject to risks including higher HIV/AIDS rates than those prevailing in North American and European jurisdictions.

            We are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on the viability of our affected foreign operations which in turn could have a material and adverse affect on our future cash flows, earnings, results of operations and financial condition.

            Risks may include, among others, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and terrorist actions, arbitrary changes in laws or policies, foreign taxation and exchange controls, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, limitations of foreign ownership, limitations on the repatriation of earnings, infrastructure limitations and increased financing costs. HIV/AIDS is also prevalent in South Africa. Some of our employees may have or could contract this potentially deadly virus. The prevalence of HIV/AIDS could cause lost employee man-hours and may make finding skilled labour more difficult. These risks may limit or disrupt our exploration activities or development of future mining operations, restrict the movement of funds, or result in expropriation without fair compensation.

The impact of the South African Royalty Bill is not presently known.

            In 2003, the South African government presented the South African Parliament with the Mineral and Petroleum Royalty Bill, which proposed a royalty payable to the South African government for gold production at a rate of 3% of revenues from the sale of gold. In September, 2006, the South African government issued a proposal to alter the proposed royalty rates to 1.5% for refined gold. The legislation has not yet been passed but is scheduled to become effective in 2009. It is currently not certain what the Act of Parliament resulting from the Mineral and Petroleum Royalty Bill will contain and what the effect of any resulting legislation will be.

            Due to this uncertainty, we are unable to definitively assess the impact on our future operations. We may be adversely affected, as increased royalty fees may reduce the viability of our projects.

Actual infrastructure costs may increase from those reported in the Burnstone feasibility study.

            Although costs, including design, procurement, construction and on-going operating costs and metal recoveries, have been established at a level of detail required for a feasibility study, these could be materially different from those contained in the Burnstone feasibility study. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

We may be unable to obtain adequate financing on acceptable terms.

            The Burnstone Project will require major additional financing, most likely through a combination of debt and equity financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms.

– 43 –	Annual Information Form and Form 40-F

We are subject to fluctuations in currency exchange rates which could adversely affect our financial position and the results of our operations.

            We conduct business in currencies other than Canadian dollars. We maintain most of our working capital in Canadian dollars or Canadian dollar-denominated securities and convert our Canadian funds to foreign currencies, predominantly United States dollars and South African Rand as certain payment obligations become due. Accordingly, we are subject to fluctuations in the rates of currency exchange between the Canadian dollar and these foreign currencies, and these fluctuations could materially affect our financial position and results of operations.

            Our future revenues derived from gold sales will be in United States dollars. Of particular significance is the fact that our operations in South Africa, including costs relating to construction, services and materials, are almost entirely paid for in South African Rand. The South African Rand has historically devalued against the United States dollar. Strength in the South African Rand against the United States dollar, however, will negatively impact the potential profitability of our mining operations in South Africa. The South African Rand and United States dollar exchange rate has fluctuated significantly over the last few years

Risks Related to Common Shares

Further equity financing may substantially dilute the interests of our shareholders.

            We may require additional funds to fund our exploration and development programs and potential acquisitions. If we raise additional funding by issuing additional equity securities, such financing may substantially dilute the interests of our shareholders.

Our common shares may experience price and volume

            In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of our securities, and the price may decline below their acquisition cost. As a result of this volatility, you may not be able to sell your securities at or above their acquisition cost.

We have a limited history of earnings.

            We and our predecessor companies have an 18-year history of losses, and there can be no assurance that we will ever be profitable. We anticipate that we will retain future earnings and other cash resources for the future operation and development of our business. We have not paid dividends since incorporation, and we do not anticipate paying dividends in the foreseeable future. Payment of any future dividends is at the discretion of our board of directors after taking into account many factors including our operating results, financial condition and anticipated cash needs. As stated above we have generated revenue in 2007 by way of processing ore that was mined whilst ‘drifting’ on reef during development. The total revenue for 2007 was US$ 2,743,960.

A number of existing agreements provide for additional issuances of shares that would result in dilution to shareholders.

            We may issue additional common shares in the future pursuant to a number of existing agreements, in particular the February 4, 2008 agreement to acquire the balance of Rusaf Gold Ltd. for 3% of our outstanding shares with a commitment to issue further shares contingent on exploration success on Rusaf properties over the next three years.

– 44–	Annual Information Form and Form 40-F

Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.

            Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

We follow corporate governance requirements of Canadian corporate and securities laws.

            Non-Canadian residents holding our common shares should be aware that we follow the corporate governance requirements of applicable Canadian corporate and securities laws which may differ from corporate governance requirements under laws applicable in their place of residence. Accordingly, we do not comply with AMEX corporate governance requirements under an exemption in the AMEX rules that permits us to follow Canadian governance requirements except for the US requirements relating to the independence of the Audit Committee.

We believe that we are a PFIC for U.S. federal income tax purposes.

            We believe that we are a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes. This could result in material adverse U.S. federal income tax consequences for you if you are a U.S. holder, including having gains realized on the sale of our common shares and warrants treated as ordinary income rather than as capital gains, and having potentially punitive interest charges apply to those gains as well as certain other distributions by us. Further, certain non-corporate U.S. holders will not be eligible for the preferential tax rates on dividends paid by us.

            We urge you to consult your tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership, and disposition of common shares and the exercise, disposition, and lapse of warrants, as may apply to your particular circumstances.

Risks Relating to Financial Matters

We may need to raise additional financing in the future to fund our exploration and development program.

            Further exploration, development and construction of our mineral resource projects in Nevada, USA and South Africa will require additional capital. In addition, a positive production decision on either of our current exploration and development projects would require significant capital for project engineering and construction. Accordingly, the continuing development of our properties will depend upon our ability to obtain financing through the equity financing, joint venturing of projects, debt financing or other means. There is no assurance that we will be successful in obtaining the required financing on terms acceptable to us, if at all.

Risks Relating to our Business and Operations

Regulatory requirements significantly affect our mining operations and may have a material adverse impact on our future cash flow, results of operations and financial condition.

            Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing mines and other facilities in compliance with such laws and regulations are significant.

– 45–	Annual Information Form and Form 40-F

            Failure to comply with applicable laws and regulations, may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

            New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on our future cash flow, results of operations and financial condition.

We can not provide any assurances that we will be issued the necessary exploration and mining permits and licenses, or if issued that they will be renewed or that we can comply with the conditions imposed.

            Mineral resources are typically owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to us or, if they are issued, that they will be renewed, or that we will be in a position to comply with all conditions that are imposed.

            Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to us in a timely manner, or at all.

Exploration and development projects are uncertain and consequently it is possible that actual cash operating costs and economic return will differ significantly for those estimated for a project prior to production.

            Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production.

            Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. They typically require a number of years and significant expenditures during the development phase before production is possible. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  future gold prices; and

  anticipated capital and operating costs.

Our projects have no operating history upon which to base estimates of future cash operating costs.

            Estimates of mineral resources and reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

– 46–	Annual Information Form and Form 40-F

            Any of the following events, among others, could affect the profitability or economic feasibility of a project:

  unanticipated changes in grade and tonnage of ore to be mined and processed;

  unanticipated adverse geotechnical conditions;

  incorrect data on which engineering assumptions are made;

  costs of constructing and operating a mine in a specific environment;

  availability and costs of processing and refining facilities;

  availability of economic sources of power;

  adequacy of water supply;

  adequate access to the site, including competing land uses (such as agriculture);

  unanticipated transportation costs;

  government regulations (including regulations regarding prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

  title claims, including aboriginal land claims;

  fluctuations in prices of precious metals; and

  accidents, labour actions and force majeure events.

            It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production.

We cannot provide assurance that we have been or will be at all time in complete compliance with environmental, health and safety laws or that the cost of complying with current and future environmental, health and safety laws will not materially adversely affect our future cash flow, results of operations and financial condition.

            Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

            Failure to comply with applicable environmental, health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that we have been or will be at all time in complete compliance with such laws or permits or that the costs of complying with current and future environmental, health and safety laws and permits will not materially adversely affect our future cash flow, results of operations and financial condition.

– 47–	Annual Information Form and Form 40-F

We compete with other companies with greater financial resources.

            We operate in a competitive industry and compete with other more well established companies which have greater financial resources than we do. We face strong competition from other mining companies in connection with exploration and the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

We are subject to litigation risks.

            All industries, including the mining industry, are subject to legal claims, with and without merit. We have in the past and may from time to time be involved in various routine legal proceedings although no such proceedings are currently ongoing. While we believe it is unlikely that the final outcome of these legal proceedings will have a material adverse effect on our financial position or results of operation, defence and settlement costs can be substantial, even with respect to claims that have no merit.

If we fail to hire and retain our key personnel, it may have an adverse effect on our operations.

            We depend on a number of key personnel, the loss of any one of whom could have an adverse effect on our operations.

            Our ability to manage growth effectively will require us to continue to implement and improve our management systems and to recruit and train new employees. We cannot assure that we will be successful in attracting and retraining skilled and experienced personnel.

If any of the foregoing events, or other risk factor events as described herein occur, our business, financial condition or results of operations could likely suffer. In that event, the market price of our securities could decline and investors could lose all or part of their investment.

ITEM 7.        DIVIDENDS

            The Company has not paid any dividends on any of its shares since incorporation and does not presently have any intention of paying dividends.

ITEM 8.        DESCRIPTION OF CAPITAL STRUCTURE

            Great Basin's share capital consists of common shares without par value, of which an unlimited number of shares are authorized and 203,395,902 common shares without par value were issued and outstanding as fully paid and non-assessable as of December 31, 2007 as well as 31,433,202 share purchase warrants outstanding at that date. As of March 28, 2008, there were 204,508,931 common shares issued and outstanding as fully paid and non-assessable and 31,053,173 share purchase warrants. The accompanying audited consolidated financial statements provide details of all share issuances affected by Great Basin since December 31, 2005.

            On April 19, 2007, the Company completed an offering of 57,500,000 units at a price of $2.60 per unit for gross proceeds of $149,500,000. Each unit consisted of one common share and one-half of a common share purchase warrant of the company. The common shares and warrants comprising the units separated immediately upon the closing of the transaction.

– 48–	Annual Information Form and Form 40-F

            Each whole purchase warrant entitles the holder thereof to purchase one common share of the company at a price of $3.50 per share until April 20, 2009. The 28,750,000 warrants have been recorded with an estimated fair value of $16,210,226 (using expected volatility of 56.9%, risk free interest rate of 4%, dividends of nil, a share price of $2.48 and remaining life of approximately 2 years).

            The Company paid the underwriters a commission of $9,870,000 and incurred other share issue costs of approximately $1,991,905 for net proceeds of $137,638,095 of which $121,427,869 has been recorded as share capital and $16,210,226 as warrants.

            The Company completed the financing of the agreement to purchase Hecla’s 50% earn-in rights and certain tangible assets in the HDB with the issuance of 7,930,214 common shares on April 19, 2007. The shares have been valued at their quoted price of $2.48 per share on the date of issuance.

            On October 1, 2007 Tranter Burnstone (Proprietary) Limited ("Tranter Burnstone"), a subsidiary of Tranter Gold (Proprietary) Limited (Tranter Gold), subscribed for 812 new ordinary shares in Southgold Exploration (Proprietary) Limited ("Southgold"), a wholly-owned subsidiary of the Company, for a purchase consideration of R260 million ($38 million) in cash, which, following the issue of allotment of the new Southgold shares, constituted 26% of the entire issued share capital of Southgold.

            Following the implementation of the Southgold subscription, the Company purchased the new Southgold shares from Tranter Burnstone in exchange for the issue of 19,938,650 common shares in Great Basin Gold to Tranter Burnstone.

            As of March 28, 2008, there are 13,145,171 options and 31,053,173 warrants outstanding to purchase common shares. The options have an average exercise price of $2.49. 28,750,000 of the warrants have an exercise price of $3.50, 618,861 warrants have an exercise price of US$1.80 (ZAR12.90) and 1,684,312 have an exercise price of $3.00 (ZAR21.78) .

            There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Great Basin rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a windup. Great Basin’s securities have not received any ratings from any rating organization

ITEM 9.        MARKET FOR SECURITIES

            The following table shows the progression in high and low trading prices of the common shares of Great Basin on the TSX and AMEX for the periods listed. TSX and AMEX are our primary markets although we listed our common shares on the JSE in 2006.

	TSX:GBG.TO			JSE: GBG			AMEX: GBN
	High	Low	Volume	High	Low	Volume	High	Low	Volume
	Canadian			South African			United States
	Dollars			Rand			Dollars
Last fourteen months
February 2008	$3.39	$2.78	566 731	R26.10	R21.84	228 704	$3.46	$2.83	559 677
January 2008	$3.40	$2.93	829 777	R22.00	R18.80	213 396	$3.31	$2.92	628 280

– 49–	Annual Information Form and Form 40-F

	TSX:GBG.TO			JSE: GBG			AMEX: GBN
	High	Low	Volume	High	Low	Volume	High	Low	Volume
	Canadian			South African			United States
	Dollars			Rand			Dollars
December 2007	$3.10	$2.53	555 569	R19.80	R18.00	252 785	$3.10	$2.25	690 802
November 2007	$3.37	$2.80	349 969	R24.00	R19.75	85 470	$3.59	$2.83	427 567
October 2007	$3.45	$2.90	876 808	R23.34	R20.50	141 324	$3.62	$2.94	601 098
September 2007	$3.01	$2.36	791 128	R21.50	R16.00	198 975	$3.01	$2.23	463 653
August 2007	$2.91	$2.01	629 229	R20.07	R14.08	18 570	$2.75	$1.89	524 104
July 2007	$3.24	$2.78	424 826	R21.75	R18.50	81 419	$3.13	$2.57	475 252
June 2007	$2.88	$2.45	482 806	R19.00	R17.70	63 114	$2.70	$2.35	295 729
May 2007	$2.82	$2.48	776 564	R18.85	R16.55	148 127	$2.57	$2.25	332 436
April 2007	$2.75	$2.28	1 200 497	R18.00	R14.00	94 985	$2.42	$1.96	515 890
March 2007	$2.55	$2.26	187 742	R16.00	R14.50	17 970	$2.19	$1.92	314 123
February 2007	$2.64	$2.14	162 943	R15.58	R13.27	63 575	$2.27	$1.83	368 652
January 2007	$2.20	$1.88	79 429	R14.40	R10.90	108 355	$1.87	$1.60	218 925

By fiscal quarter
Quarter ended December 31, 2007	$3.45	$2.53	595 951	R24.00	R18.00	153 665	$3.62	$2.25	572 191
Quarter ended September 30, 2007	$3.24	$2.01	609 610	R21.75	R14.08	94 919	$3.13	$1.89	489 589
Quarter ended June 30, 2007	$2.88	$2.28	813 226	R19.00	R14.00	103 179	$2.70	$1.96	378 440
Quarter ended March 31, 2007	$2.64	$1.88	142 760	R16.00	R10.90	64 011	$2.27	$1.60	299 895
Quarter ended December 31, 2006	$2.28	$1.46	119985	R15.40	R11.82	45 774	$2.03	$1.30	258 389
Quarter ended September 30, 2006	$2.07	$1.45	102 487	n/a	n/a	n/a	$1.84	$1.27	188 173
Quarter ended June 30, 2006	$2.70	$1.69	213 720	n/a	n/a	n/a	$2.44	$1.51	347 630
Quarter ended March 31, 2006	$2.60	$1.77	156 451	n/a	n/a	n/a	$2.21	$1.54	303 074
Quarter ended December 31, 2005	$1.80	$1.01	119 740	n/a	n/a	n/a	$1.56	$0.86	223 084
Quarter ended September 30, 2005	$1.28	$0.99	51 111	n/a	n/a	n/a	$1.03	$0.83	131 364
Quarter ended June 30, 2005	$1.38	$1.01	35 426	n/a	n/a	n/a	$1.13	$0.79	122 127
Quarter ended March 31, 2005	$1.55	$1.33	72 520	n/a	n/a	n/a	$1.30	$1.11	174 252

By fiscal year
Year ended December 31, 2007	$3.45	$1.88	538 534	R24.00	R10.90	103 950	$3.62	$1.60	436 652
Year ended December 31, 2006	$2.70	$1.45	148 488	R15.40	R11.82	45 774	$2.44	$1.27	274 202
Year ended December 31, 2005	$1.80	$0.99	69 151	n/a	n/a	n/a	$1.56	$0.79	162 330
Year ended December 31, 2004	$3.70	$1.41	85 947	n/a	n/a	n/a	$2.90	$1.09	262 252
Year ended December 31, 2003	$3.90	$1.13	160 834	n/a	n/a	n/a	$3.00	$0.83	254 493
Year ended December 31, 2002	$2.30	$0.82	45 144	n/a	n/a	n/a	$1.52	$0.52	81 664

Source: Bloomberg

ITEM 10.        ESCROWED SECURITIES

            There are no shares of Great Basin held in escrow.

– 50–	Annual Information Form and Form 40-F

ITEM 11.        DIRECTORS AND OFFICERS

            The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Great Basin are as follows. Except where indicated, each director and senior officer of Great Basin has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

A. Directors

Name, position in the Company and province or	Period(s) a director of
state, and country of residence	the Company

Patrick R. Cooke Director Johannesburg, South Africa	Since May 2006

David J. Copeland Director Vancouver, British Columbia, Canada	Since February 1994

T. Barry Coughlan Director Vancouver, British Columbia, Canada	Since February 1998

Ferdinand Dippenaar President, Chief Executive Officer and Director Bryanston, Gauteng, South Africa	Since December 2005

David M.S. Elliott Director Vancouver, British Columbia, Canada	Since July 2004

H. Wayne Kirk Director San Rafael, California, USA	Since July 2004

Sipho A. Nkosi Director Sandton, Gauteng, South Africa	Since August 2003

Walter T. Segsworth Director North Vancouver, British Columbia, Canada	Since January 2003

Ronald W. Thiessen Chairman of the Board and Director West Vancouver, British Columbia, Canada	Since October 1993

            At the annual general meeting held on June 19, 2007, directors listed above were re-elected to a one-year term of office expiring at the next annual general meeting of Great Basin, which is expected to be held on June 23, 2008. Based on insider reports filed on www.sedi.ca, as at March 28, 2008, the above directors and officers beneficially owned, directly or indirectly, or exercised control or direction over 1,615,383 common shares of the Company (0.79%), or 6,037,717 common shares on a fully diluted basis (2.95%) ..

– 51–	Annual Information Form and Form 40-F

            The following committees have been established by the members of Great Basin’s Board of Directors:

Committee	Membership
David M.S. Elliott
Audit Committee	H. Wayne Kirk
Walter T. Segsworth
Patrick R. Cooke

T. Barry Coughlan
Compensation Committee	David M.S. Elliott
Patrick R. Cooke
Sipho A. Nkosi

T. Barry Coughlan
Nominating and Corporate Governance Committee	Patrick R. Cooke
H. Wayne Kirk
Sipho A. Nkosi

            The mandate of each of these committees is more particularly described in Great Basin’s management information circular filed on www.sedar.com on May 26, 2006 and on the Company’s website at www.grtbasin.com.

            The following biographies have been provided by the individual directors.

Principal Occupation and Other Companies Served by Current Directors of Great Basin

PATRICK COOKE, B.Comm. (Wits), CA (SA) – Director

Patrick Cooke is a native of South Africa and received his Chartered Accountant designation in South Africa in 1981. As a Chartered Accountant he worked as a management consultant with one of the large accounting companies as well as working for a merchant bank. Mr. Cooke has been responsible for listing two companies on the main board of the Johannesburg Stock Exchange and was the Financial Director of a third JSE listed company. His industry experience is wide, having been involved in information technology, fast moving consumer goods, financial services and professional services companies.

Mr. Cooke has been involved with the Pangea Group initially as a consultant on the Burnstone Project and the vending of that project to the Company and has recently joined the Pangea Group as Financial Director.

Mr. Cooke is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Pangea Diamond Fields PLC (1)	Director	August 2006	Present
Great Basin Gold Ltd.	Director	April 2006	Present

– 52–	Annual Information Form and Form 40-F

Note:

(1) London Stock Exchange.

DAVID COPELAND, P.Eng. – Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of the Company and other companies for which Hunter Dickinson Inc., a private company with certain directors in common with the Company, provides consulting services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Casamiro Resource Corp.	Director	February 1995	August 2002
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Taseko Mines Limited	Director	January 1994	Present

BARRY COUGHLAN, B.A. – Director

Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	May 2006	Present
Farallon Resources Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present

– 53 –	Annual Information Form and Form 40-F

Company	Positions Held	From	To
Taseko Mines Limited	Director	February 2001	Present
Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd.)	President and Director	June 1986	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Casamiro Resource Corp	Director	February 1995	August 2002

FERDINAND DIPPENAAR, B.Comm, B.Proc, MBA – President and CEO and Director

Ferdi Dippenaar is a resident of the Republic of South Africa and is a well known member of the gold mining industry in South Africa. He holds a Bachelors of Commerce and Procuration Degrees, and an MBA from North West University in South Africa.

Mr. Dippenaar started his career at the Buffelsfontein gold mine in 1982 and was employed in various financial and administrative capacities at the Gengold mines. In 1996, he became managing director of Grootvlei and of East Rand Proprietary Mines. Following Harmony Gold’s acquisition of Grootvlei and Cons Modder, he was appointed Marketing Director of Harmony in 1997, overseeing Harmony’s service delivery departments, corporate affairs and the company’s investor relations. Most recently he was the Executive Director of Marketing for Harmony.

Mr. Dippenaar was appointed Director, President and CEO of Great Basin Gold Ltd. in December 2005.

Mr. Dippenaar is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Kryso Resources Inc(1)	Director	April 2007	Present
Great Basin Gold Ltd.	Director, President and Chief Executive Officer	December 2005	Present
Harmony Gold Mining Co. Ltd. (2)	Executive Director	1997	November 2005

Notes:

(1)	London Stock Exchange. (AIM)
(2)	Johannesburg Securities Exchange Ltd.

DAVID ELLIOTT, B.Comm., ICD.D, F

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation with KPMG LLP. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services.

– 54–	Annual Information Form and Form 40-F

Mr. Elliott is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present
StorageFlow Systems Corp.	Director	May 2002	June 2003
	President	May 2002	June 2004

WAYNE KIRK, LLB – Director

Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 35 years professional experience Mr. Kirk also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of California. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

SIPHO NKOSI, B.Comm (Hons) (Econ), MBA, Diploma in Market Management – Director

Sipho Nkosi began his career as a market analyst with Ford Motor Company South Africa in 1980. In 1986 he moved to Anglo American Coal Corporation where he worked as a marketing coordinator. In 1992 he joined Southern Life Association as senior manager, strategic planning. In 1993 he accepted the position of marketing manager, new business development at Trans-Natal Coal Corporation, which later became Ingwe Coal Corporation. In 1997 he joined Asea Brown Boveri (South Africa) Limited as vice president marketing. He joined ABB Power Generation in 1998 as managing director. He was the founder and chief executive officer of Eyesizwe Holdings since 2001. Mr. Nkosi was appointed as chief executive officer (designate) of Exxaro Resources Limited during November 2006.

– 55–	Annual Information Form and Form 40-F

Other current directorships: African Life Company (Pty) Ltd; Everest Systems Solutions (Pty) Ltd; Eyesizwe Coal (Pty) Ltd; Eyesizwe Holdings (Pty) Ltd; Eyesizwe Mining (Pty) Ltd; Gold Fields Coal Ltd; Richards Bay Coal Terminal Company Ltd; Amawazi Technologies; Southgold Exploration (Pty) Ltd;

Mr. Nkosi is or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Exxaro Resources (1) Ltd (formerly Khumba Resources Ltd	Chief Exective Officer	November 2006	Present
Eyesizwe Coal (1)	Chief Executive Officer	June 2000	November 2006
Anooraq Resources Corporation	Director	September 2004	Present
Great Basin Gold Ltd.	Director	August 2003	Present

Note:

(1)	Johannesburg Stock Exchange Ltd.

WALTER SEGSWORTH, P.Eng. – Director

Walter Segsworth has been an active and respected member of the international mining industry for over 30 years. He has an excellent track record in employee safety, environmental excellence and turn around production situations. During Mr. Segsworth’s tenure as President, Chief Operating Officer and Director at Homestake Mining Company, the Company set a 125 year gold production record and its operating costs reached 25 year lows. Mr. Segsworth is a past Director and Chairman of the Mining Associations of Canada and British Columbia, and was voted British Columbia Mining Industry Person of the Year in 1996. He is a member of the Canadian Institute of Mining, Metallurgy and Petroleum and until recently, was part of the Mining Curriculum Advisory Board of the Michigan Technological University, from which he earned his degree in Mining Engineering.

Mr. Segsworth is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	September 2004	Present
Anooraq Resources Corporation	Director	March 2004	September 2004
Great Basin Gold Ltd.	Director	January 2003	Present
Cumberland Resources	Director	May 2002	April 2007

– 56–	Annual Information Form and Form 40-F

Yukon Zinc Corp.	Director	February 2001	Present
Novagold Resources Inc.	Director	May 2002	November 2002
UEX Corporation	Director	March 2002	Present
Plutonic Power Corp	Director	October 2003	Present

RONALD THIESSEN, CA – Chairman of the Board and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	April 2006
	Chairman	April 2006	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006

– 57–	Annual Information Form and Form 40-F

Company	Positions Held	From	To
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	President and Chief Executive Officer	November 2000	August 2006
	Chairman	September 2006	Present
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	December 2006

B. Officers

Ferdinand Dippenaar	Chief Executive Officer	December 2005	Present

Zelda Mostert (Smit)	Chief Financial Officer	October 2006	December 2007

Lou van Vuuren	Chief Financial Officer	March 2008	Present

Johan Oelofse	Chief Operating officer	March 2006	Present

Willie Beckmann	Vice President, Business Services	March 2006	Present

Dawie Mostert	Vice President, Human Capital	March 2006	Present

Ferdinand Dippenaar
Position: Chief Executive Officer

            See Mr. Dippenaar’s biography under the heading “Directors” above.

Zelda Mostert (Smit)
Position: Chief Financial Officer

            Ms. Mostert (Smit) is a South African resident who qualified as a Chartered Accountant in 1997. After completing her articles with PricewaterhouseCoopers, Ms Smit worked in the financial services sector, primarily in banking and insurance, for five years. Ms. Mostert (Smit) was appointed Treasurer of Harmony Gold Mining Company Limited in January 2003. At Harmony, Ms. Mostert (Smit) gained extensive experience in mergers, acquisitions, debt issuance, risk management and project development and was a member of the executive team.

– 58–	Annual Information Form and Form 40-F

Ms. Mostert (Smit) has served on several boards, including Rand Mutual Assurance Limited and Kingfisher Insurance Company Limited, and was chair of the audit committees of both Rand Mutual Assurance Limited and Minemed Medical Aid. Ms. Mostert (Smit) resigned as Chief Financial Officer effective December 31, 2007. She was replaced by Lou van Vuuren who joined the Company on March 10, 2008 and she continues to provide consulting services to Great Basin.

Lou van Vuuren
Position: Chief Financial Officer

            Mr van Vuuren is a qualified Chartered Accountant and joined the company from PricewaterhouseCoopers. He brings along a wealth of experience in multi national companies listed on various world markets and the required regulatory requirements posed to such companies. He has been involved in the international gold mining sector for a number of years and gained valuable exposure during his involvement in various capital raising transactions a well as mergers and acquisitions.

Johan Oelofse
Position: Chief Operating Officer

            Mr. Oelofse is a qualified mining engineer with 27 years experience including working on projects in South Africa, Uganda, Mozambique, Argentina, Kentucky in the USA, Kazakhstan, Uzbekistan, Tajikistan, China, Malaysia, Indonesia and the DRC. Mr. Oelofse began his career in the South African Gold Mining environment and gained a working knowledge of all aspects of the industry. Mr. Oelofse has a B Ing degree from Pretoria University in South Africa and an MSc Mining Engineering at Camborne School of Mines. Mr. Oelofse joined Great Basin Gold as Chief Operating Officer in March 2006.

Willie Beckmann
Position: Vice President: Business Services

            Mr. Beckmann is an accredited attorney, notary and conveyancer. Mr. Beckmann obtained the degrees B Juris LLB (1983) from the North West University. Mr. Beckmann started his career as an officer in the South African Defence Force where he gained extensive experience in administrative law, the drafting of legislation and investigatory review techniques. Mr. Beckmann joined the gold mining industry in 2002 as the group security manager of Harmony Gold Mining Company. Mr. Beckmann since then successfully founded the Legal and Compliance Department overseeing the security, legal and enterprise- wide risk management functions of Harmony. Mr. Beckmann joined Great Basin Gold in March 2006 responsible for the Legal and Compliance functions and business services.

Dawie Mostert
Position: Vice President: Human Capital

            Mr. Mostert has a diploma in Labour Relations (DPLR) (Advanced Labour Law) and a MBA degree from Wits University in South Africa. Mr. Mostert has approximately 16 years experience in the mining industry during which time he has functioned in many positions including Human Resources Manager, Manager, Acquisitions since 1998; Mine Manager, Elandsrand; Executive Training and People Development; Executive Employee Relations; Executive Human Resources and Executive New Mines. Mr. Mostert was appointed to the executive of Harmony Gold Mining Company in April 2002. As a Harmony executive, Mr. Mostert served on the boards of The South African Mathematics Foundation and the Mining Qualifications Authority (Mining SETA).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

            No director or officer of Great Basin is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer.

– 59–	Annual Information Form and Form 40-F

Potential Conflicts of Interest

            Several Directors of Great Basin also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to both Great Basin and such other companies. Furthermore, those other companies may participate in the same properties as those in which Great Basin has an interest. As a result there may be situations which involve a potential conflict of interest or issues in connection with the doctrine of “corporate opportunity”. In that event, a financially interested director would not be entitled to vote at meetings of directors in respect of a transaction involving the Company if it evokes any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts or corporate opportunity issues might arise and will at all times use their best efforts to act in the best interests of Great Basin. One Director, Sipho Nkosi is a director of our BEE partner Tranter Gold (Pty) Ltd and so has potential conflicts of interest in connection with serving on the board of a major shareholder at the same time he serves on the Company’s board.

ITEM 12.        PROMOTERS

            Not applicable.

ITEM 13.        LEGAL PROCEEDINGS

            No other material legal proceedings involving Great Basin or its subsidiaries are ongoing or expected.

ITEM 14.        INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

            Apart from Sipho A. Nkosi a director if the Company who has a material interest in the Company’s BEE transaction, but who abstained from the relevant resolutions approving the transaction, none of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company.

ITEM 15.        TRANSFER AGENT AND REGISTRAR

            The Company's registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC as well as its South African affiliate at its Johannesburg office Great Basin maintains separate share registers.

– 60–	Annual Information Form and Form 40-F

ITEM 16.        MATERIAL CONTRACTS

Black Economic Empowerment Framework Agreement

            On August 8, 2007 the Company entered into a Purchase and Acquisition Agreement whereby Tranter Burnstone (Proprietary) Limited (“Tranter Burnstone”), a subsidiary of Tranter Gold, subscribed for 812 new ordinary shares in Southgold Exploration (Proprietary) Limited (“Southgold”), a wholly-owned subsidiary of Great Basin Gold, for a purchase consideration of R260 million in cash, which, following the issue and allotment of the new Southgold shares, constituted 26% of the entire issued share capital of Southgold. Following the implementation of the Southgold subscription, Great Basin Gold purchased the new Southgold shares from Tranter Burnstone in exchange for the issue by Great Basin Gold of 19,938,650 new ordinary shares in Great Basin Gold to Tranter Burnstone. Accordingly, Tranter Burnstone has become the owner of the new Great Basin Gold shares, which represented an equivalent effective interest on a see-through basis of at least 26% in Great Basin Gold’s South African Burnstone project as required by the Mineral and Petroleum Resources Development Act, 2002, and the Mining Charter. The issue and allotment of the new Great Basin Gold shares, constitutes approximately 9.3% of the issued share capital of Great Basin Gold on a fully diluted basis. The transaction is described in further detail in Item 4 and it completed on October 1, 2007

Purchase of Hecla’s Interest in the Company’s Hollister Development Block Project

            On February 20, 2007, the company entered into an agreement with Hecla Ltd and Hecla Ventures Corp whereby Great Basin Gold purchased Hecla Ventures Corp and their “earned in to date” interest in the Hollister Development Block. The purchase consideration of US$ 60 million was payable as US$ 45 million in cash and US$ 15 million in shares. The agreement was closed on the 19th of April 2007, thereby giving GBG 100% ownership of the project.

Purchase of 37% followed by 63% of Rusaf Gold Ltd Shares not Already Owned by Great Basin

            During June to July, 2007, the Company entered into an agreement with Rusaf Gold Ltd. (“Rusaf”) whereby Great Basin acquired approximately 37% of the fully diluted equity shares of Rusuf for total consideration of $8 million cash. Rusaf is a Canadian registered exploration company, operating from Dar Es Salaam, Tanzania, with six 100% owned subsidiary companies that hold prospecting rights to properties in Tanzania and Russia.

            The Company announced on February 14, 2008 that it has entered into an agreement with Rusaf whereby it will purchase the remaining 63% of the fully diluted equity shares of Rusaf for a total consideration of $14.4 million, payable in approximately 4.9 million Great Basin Gold common shares. The exchange ratio was one Great Basin share for every 4.5 Rusaf shares. For the year ended December 31, 2007 the Company’s investment of 37% in the issued common stock of Rusaf was recognized as an investment in associate and the Company has equity accounted for its share of post-acquisition losses incurred.

            The acquisition terms also provide for additional Great Basin Gold shares to be issued in the first three years from closing, contingent upon gold discoveries involving more than 500,000 ounces on certain mineral prospects currently held by Rusaf. In the event of such discoveries, the Company will issue shares valued at the higher of current or then-prevailing market price to the former Rusaf shareholders on the basis of the valuing these gold ounces at US$15/oz for inferred resources and US$40/oz for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 grams per ton or 0.04 oz per ton). The Company has also agreed to spend a minimum of $7 million and up to a maximum of $19 million in exploring Rusaf’s properties during this period depending on independent advice as to the likelihood of exploration success.

            The Rusaf acquisition is subject to the approval of Rusaf shareholders, certain judicial orders, as well as Toronto Stock Exchange and other regulatory approvals. Assuming all such conditions are met in the ordinary course, the parties targeting completion for the second calendar quarter of 2008.

– 61–	Annual Information Form and Form 40-F

            To date the Toronto Stock Exchange approved the transaction subject to the condition that no more that 50,900,000 common shares of the Company may be issued or made issuable pursuant to the agreement without the express consent of the TSX. In terms of the agreement 4.9 million Great Basin Gold Ltd shares will be issued as consideration for the remaining Rusaf share capital. As set out above, the Company will further issue Great Basin Gold Ltd shares within the next three years from closing of the transaction, to the then former Rusaf shareholders. The issuance of these shares is pending the results of future exploration and the number thereof currently uncertain, however will be limited under the current number of shares approved by the TSX.

ITEM 17.        INTERESTS OF EXPERTS

Interests of Experts

            The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a)

The Corporation’s independent auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have issued an independent auditors’ report dated March 31, 2008 in respect of the Corporation’s consolidated financial statements as at December 31, 2007 and for the year ended December 31, 2007 and the Corporation’s internal control over financial reporting as at December 31, 2007. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the US Securities and Exchange Commission.

(b)

Behre Dolbear & Company Ltd. is named as having audited our internal preliminary resource estimate at HDB in 2001(filed as part of a May, 2002 report filed at www.sedar.com ) and James A. Currie, P.Eng. is named as having supervised that work, and is also named as having prepared the report “Technical Report on the Feasibility Study for the Burnstone Gold Project, Balfour, Mpumalanga Province, Republic of South Africa” dated May 10, 2006, based on a full review of the results of the components of the Burnstone feasibility study by Derek Rance, P.Eng., who is an independent qualified person as defined by NI 43-101. The financial analysis was completed by Minefill Services, Inc., under the supervision of David Stone, P.Eng. Individual components of the study were completed by the following South African consultants:

•

Geology and mineral resources were reviewed and updated for the Burnstone feasibility study by Harry Meadon, Pr.Sci.Nat., of HM Exploration CC, and Mr. van der Heever, Pr.Sci.Nat., of GeoLogix Mineral Resource Consultants (Pty) Ltd.

•

Mineral reserves, mine planning and design aspects were developed by Turgis Consulting (Pty) Ltd., under the supervision of AD Pooley, Pr.Eng. The revised feasibility study on Burnstone, June 2007, was supervised by Clive Brown. Turgis have had no part in declaring reserves for the Hollister Project, we participated in the feasibility study, but this study did not declare reserves as the mine planning included inferred resources.

•	Mill process and plant design work was done by MDM Ferroman, and metallurgical testwork by Mintek Laboratories, all under the supervision of David Dodd, SAIMM, of MDM Ferroman.
•

Environmental & permitting, tailings, water supply and infrastructure studies were conducted by Knight Piesold (Pty) Ltd. and other subcontractors, under the supervision of Joanna Goeller, Environmental Impact Assessment Practitioner, and R.J. Scheurenberg, Pr.Eng.

(c)

Eugene Siepker, Pr.Sci.Nat. (deceased) and Gideon J. Van Der Heever, Pr.Sci.Nat. are named as having co- prepared resource estimates in our “Report on the Resource Estimate for the Burnstone Project, Mpumalanga Province, Republic of South Africa” dated February 17, 2005 and filed under National Instrument 51-102 – Continuous Disclosure;

– 62–	Annual Information Form and Form 40-F

(d)

David Stone, P.Eng., and Gernot Wober, P.Geo.,. are the qualified persons who co-authored the March 19, 2007 “Technical Report – Update on the Exploration Activities on the Hollister Gold Project, Elko County, Nevada”, revised April 3, 2007 and Mr. Stone also co-authored with Mr Van Der Heever, Pr.Sci.Nat., the “Report on the Resource Estimate for the Burnstone Project, Mpumalanga Province of the Republic of South Africa”, also dated March 19, 2007, both of which are publicly filed at www.sedar.com on March 21,2007;

(e)

David M.R. Stone, P.Eng., an independent qualified person, authored the report entitled “Technical Report and Updated Preliminary Assessment of the Ivanhoe Gold Project, Elko County, Nevada” dated September 12, 2006 and revised April 3, 2007, which is publicly filed at www.sedar.com;

f)

D.C. Rance, P Eng, Behre Dolbear & Company Ltd , H. Meadon (Pr.Sci.Nat.), H M Exploration CC., G.J. van der Heever of GeoLogix Mineral Resource Consultants (Pty) Ltd., D.S. Dodd, B.Sc. FSAIMM, MDM Ferroman , R.J. Scheurenberg, Pr Eng, Knight Piesold (Pty) Ltd., J. Goeller, EIS Practitioner, Knight Piesold (Pty) Ltd., Clive Brown, Pr. Eng., MSAIMM, Turgis Consulting (Pty) Ltd are the qualified persons who co-authored the June 21, 2007 “Technical Report on Update and Optimization of the May 2006 Feasibility Study for the Burnstone Gold Project, Mpumalanga Province, South Africa, ” which was publicly filed at www.sedar.com on July 5, 2007 under National Instrument 43-101;

g)

J. Oelofse, Pr. Eng., Great Basin Gold Limited and G.J. Van Der Heever of GeoLogix Mineral Resource Consultants (Pty) Ltd., are the qualified persons who co-authored the March, 2007 “Technical Report on the Resource Estimate for Hollister Development Block Gold Project, Elko County, NV” which was publicly filed at www.sedar.com on July 6, 2007 under National Instrument 43-101and

h)

Peter Cain, Ph.D., P.Eng, Associated Geosciences Ltd.,an independent qualified person,.authored the September 9, 2007 report entitled “Technical Report on the Resource Estimate for Hollister Development Block Gold Project, Elko County, NV” which was publicly filed at www.sedar.com on September 18, 2007 under National Instrument 43-101.

            To our knowledge, none of these entities or individuals holds, directly or indirectly, more than 1% of our issued and outstanding common shares.

            Based on information provided by the relevant persons, and except as otherwise disclosed in this AIF, none of the persons or companies referred to above has received or will receive any direct or indirect interests in our property or the property of an associated party or an affiliate of ours or have any beneficial ownership, direct or indirect, of our securities or of an associated party or an affiliate of ours

ITEM 18.        ADDITIONAL INFORMATION

            Additional information, including directors' and officers' remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, proxy circulars and interim financial statements of available at the SEDAR internet web site (www.sedar.com).

            The following documents can be obtained upon request from Great Basin's Shareholder Communication Department by calling (604) 684-6365:

– 63 –	Annual Information Form and Form 40-F

(i)	this Annual Information Form, together with any document incorporated herein by reference;

(ii)

the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company's most recently completed financial year; and

(iii)	the Proxy Circular for the latest annual general meeting of the Company to be held in June 2008, when available.

            The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents directly from the Company.

ITEM 19.        DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS

            Not applicable.

ITEM 20.        CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

            As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, are effective, It should be noted that while our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

            There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

            The management of Great Basin Gold Ltd. is responsible for establishing and maintaining adequate internal control over financial reporting. The United States Securities and Exchange Act of 1934 in Rule 13a-15(f ) and 15d-15(f ) defines this as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

– 64–	Annual Information Form and Form 40-F
  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

            Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

            Management assessed the effectiveness of the company’s internal control over financial reporting as at December 31, 2007. In making this assessment, the company’s management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

            Management has excluded Hollister Ventures Corporation which was acquired in an asset acquisition during 2007, from its assessment of internal control over financial reporting as at December 31, 2007. Hollister Ventures Corporation is a wholly owned subsidiary of the company whose total assets of $101 million and net loss of $27 million of Great Basin Gold Ltd’s consolidated financial statements as at and for the year ended December 31, 2007.

            During the 2007 fiscal year, no significant changes occur in the Company’s internal controls over financial reporting.

            Based upon this assessment, management concluded that the company’s internal control over financial reporting was effective as at December 31, 2007.

            The effectiveness of the company’s internal control over financial reporting as at December 31, 2007 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

            During the year ended December 31, 2007, there were no changes in our internal control over financial reporting during the period covered by the report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 21.        AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.        AUDIT COMMITTEE FINANCIAL EXPERT

            The members of the audit committee are Messrs. Wayne Kirk, Walter Segsworth, Patrick Cooke and David Elliott. The board of directors has determined that Mr. David Elliott is a member of the audit committee of the Company who qualifies as an audit committee "financial expert" based on his education and experience and each of the members is financially literate. Each of the audit committee members is "independent", as that term is defined by Canadian Multilateral Instrument 52-110. Mr. Elliott is an accredited Chartered Accountant in Canada, Mr. Cooke is a Chartered Accountant in South Africa, Mr Kirk is retired securities attorney and Mr Segsworth has been a mining executive for a number of years. Great Basin’s audit committee charter is available for download on the Company’s website at www.greatbasingold.com

– 65–	Annual Information Form and Form 40-F

B.        CODE OF ETHICS

            The Company has adopted a code of ethics that applies to all personnel of the Company. A copy of the Code of Ethics is available on the Company’s website at www.greatbasingold.com.

C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

            The following table sets forth information regarding amounts billed by the Company’s independent auditors for each of the Company’s last two fiscal years:

	Year Ended December 31
	2007	2006
Audit Fees	$201,876	$234,175
Audit Related Fees	40,871	66,000
Tax Fees	40,834	–
All Other Fees	578	–
Total	$284,159	$300,175

Audit Fees

            Audit fees are the aggregate fees billed by the Company’s independent auditor for the audit of the Company’s annual consolidated financial statements, reviews of interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

            Audit-related fees are fees charged by the Company’s independent auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for employee benefit audits, due diligence assistance, consultations on proposed transactions, internal control reviews and audit and attestation services not required under applicable law, rules and regulations.

Tax Fees

            Tax fees are fees for professional services rendered by the Company’s independent auditors for tax compliance and tax advice on actual or contemplated transactions.

All Other Fees

            All other fees relate to services other than the audit fees, audit-related fees and tax fees described above.

Audit Committee Pre-Approval Policies

            From time to time, the Company’s management requests approval from the Audit Committee of the Company’s board for non-audit services from the Company’s independent auditors. The Audit Committee pre-approves all such non-audit services with set maximum dollar limits. In considering these requests, the Audit Committee assesses, among other things, whether the services requested would be considered prohibited services as contemplated by the SEC, and whether the services requested and related fees could impair the independence of the Company’s auditors.

– 66–	Annual Information Form and Form 40-F

D.        OTHER

            PricewaterhouseCoopers were appointed as the Company’s independent auditors on August 2, 2007, replacing KPMG LLP which resigned as of July 24, 2007. KPMG LLP confirmed that the resignation was not consequent upon any reportable differences with the Company.

ITEM 22.        OFF BALANCE SHEET ARRANGEMENTS

     As part of the BEE transaction concluded on October 1, 2007, Tranter Burnstone (Proprietary) Limited (“Tranter Burnstone”) borrowed $29 million (R200 million) from Investec Bank Limited (“Limited”) to settle the purchase consideration of the 812 Southgold shares. The security for the loan comprised, amongst others, a loan guarantee in terms of which N5C Resources Inc., N6C Resources Inc. or Rodeo Creek Gold Inc. (all wholly owned subsidiaries of GBG) is obliged in the event of default by Tranter Burnstone on any of its interest payments to Investec at any time for the first four years to lend not more than $11.8 million (R80 million) to Tranter Burnstone in order to settle such interest payment obligations. This loan, if granted will be secured by the Great Basin Ltd shares held by Tranter Burnstone second to the security over these shares held by Investec for the $29 million (R200 million) loan advanced

ITEM 23.        TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period
		Less than			More than
	Total	one year	1 to 3 years	3-5 years	5 years
Contractual obligation	US$5 million	Nil	US$5 million	Nil	Nil
Long term debt obligations	Nil	Nil	Nil	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	US$5 million	Nil	US$5 million	Nil	Nil

            The Company signed an agreement, effective November 14, 2007, whereby the Company earns 80% interest in all the hard rock mineral rights on the Ganes Creek Property in Alaska by expending a total of US$3 million in exploration expenditures over a period of 3 years. The Ganes Creek Property is held by CW Properties LLC, based in Talkeetna, Alaska, USA.

            On August 20, 2007, the Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with GS Minase Refnaria Limitade (“GSR”) in Mozambique. The purpose of the Joint Venture in to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties. The Company will have an 80% interest in the Joint Venture and has committed to exploration expenditures of approximately US$2 million over a 3 year period on the Tsetsera Property, which is located 80 km south of Manica, Mozambique and other properties over which GSR holds mineral rights.

– 67–	Annual Information Form and Form 40-F

            The term purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.